LINENS-N-THINGS

2004 Annual Report



Linens-n-Things Inc
P.E
01/01/05
1-12381

PROCESSED
APR 1 3 2005
THOMSON
FINANCIAL



Our mission is to exceed our guests' expectations in every store, every day.

our results

Fiscal Year Ended[1] *(in thousands, except per share data)*	Jan 1, 2005[2]	Restated Jan 3, 2004[4],[5]	Restated Jan 4, 2003[4],[5]	Restated Dec 29, 2001[3],[5]	Restated Dec 30, 2000[5]
Net sales	$2,661,469	$2,395,272	$2,184,716	$1,823,803	$1,572,576
Gross profit	1,071,769	968,392	876,192	723,333	627,086
Selling, general & administrative expenses	970,479	846,826	764,590	639,065	523,108
Operating profit	101,290	121,566	111,602	46,262	103,978
Interest expense, net	3,361	3,832	5,509	5,822	3,069
Income before income taxes	97,929	117,734	106,093	40,440	100,909
Net income	$ 60,521	$ 72,759	$ 65,585	$ 24,699	$ 62,316
Basic					
Net income per share	$ 1.34	$ 1.65	$ 1.55	$ 0.61	$ 1.57
Weighted average shares outstanding	45,055	44,225	42,409	40,492	39,775
Diluted					
Net income per share	$ 1.32	$ 1.62	$ 1.51	$ 0.60	$ 1.53
Weighted average shares outstanding	45,804	44,847	43,295	41,177	40,702







(1) Fiscal years 2004 and 2003 were 52-week periods. Fiscal year 2002 was a 53-week period. Fiscal years 2001 and 2000 were 52-week periods.

(2) Fiscal year 2004 results include the implementation of the provisions of EITF 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") which impacted the Company's net income by $13.3 million net of tax or $0.29 per share on a fully diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Overview of Business."

(3) Fiscal year 2001 operating results include restructuring and asset impairment and litigation charges of $41.8 million pre-tax ($26.2 million after-tax), or $0.64 per share on a fully diluted basis.

(4) Fiscal years 2003 and 2002 financial statements have been restated as a result of the Company's correction for the accounting for leases and landlord allowances and other immaterial adjustments and reclassifications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Restatement of Financial Statements Pertaining to Lease Accounting" and "Other Immaterial Adjustments and Reclassifications" and Note 3 to the Consolidated Financial Statements.

(5) The restated financial information for fiscal years 2001 and 2000, while unaudited, has been restated on a basis that is consistent with the restatement of the Consolidated Financial Statements for fiscal years 2003 and 2002. A comparison of the fiscal year 2003 Consolidated Balance Sheet and the 2003 and 2002 Consolidated Statement of Operations as previously reported and as restated is presented in Note 3 to the Consolidated Financial Statements.

(6) Fiscal year 2004 presents adjusted operating income. Fiscal 2004 GAAP operating income of $101.3 million includes the implementation of EITF 02-16, which impacted the Company's operating income by $21.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Overview of Business." To arrive at adjusted operating income, the operating income of $101.3 million is increased by the impact from EITF 02-16 of $21.5 million which would result in the adjusted operating income of $122.8 million. The Company provides this information in order to allow investors to have better insight into the Company's comparative period-to-period operating performance and it is intended to supplement, not replace GAAP presentation.

(7) Fiscal year 2004 presents adjusted net income. Fiscal 2004 GAAP net income of $60.5 million includes the implementation of EITF 02-16, which impacted the Company's net income by $13.3 million net of tax or $0.29 per share on a fully diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Overview of Business." To arrive at adjusted net income, the net income of $60.5 million is increased by the after-tax impact from EITF 02-16 of $13.3 million which would result in the adjusted net income of $73.8 million. The Company provides this information in order to allow investors to have better insight into the Company's comparative period-to-period operating performance and it is intended to supplement, not replace GAAP presentation.

to our shareholders

In the retail business, there is no "shortcut" one can take to generate strong, sustainable performance. Indeed, the only way to achieve this type of performance is to consistently excel at the store level by offering an appealing product selection, attentive service, good value and an inviting shopping environment. At Linens 'n Things, we are deeply committed to ensuring that every one of our stores provides our guests with these advantages each time they visit. In 2004, we continued to demonstrate this commitment, and in the process, we delivered a number of notable achievements. Specifically:



- We grew our total net sales by 11% to $2.7 billion.
- Our comparable net sales increased 1.8%.
- Our adjusted net earnings increased to $73.8 million.[1]
- We reduced inventory levels per store by approximately 9% while maintaining a strong in-stock position.
- We continued to fortify our financial strength by increasing our cash position by $68 million. We also entered into a new credit facility to increase financing availability in support of our plans for continued growth.
- We supported our growth initiatives while maintaining our healthy financial status.
- We further expanded our market presence across the United States and Canada by opening 54 new stores, increasing our net total square footage by approximately 11% and expanding our total store base to 492 locations in 45 states and 5 Canadian provinces.
- We drove measurable improvements in guest service, achieving our highest score ever from our guests in the category of greet and assist.
- We continued to experience significant growth in our e-commerce and bridal and gift registry businesses; and we enhanced our *LNT.com* web site by adding more products and greater functionality.

We further strengthened our ability to pursue growth by bolstering our management team with the addition of Jack Moore as our new President and Chief Operating Officer. With an extensive leadership background and more than 25 years of experience in the retail market, Jack is an exciting addition to the Linens 'n Things team.

Strengthening Our Organization

One of our top priorities in 2004 was to strengthen our organization. We approached this by implementing several strategic initiatives that touched virtually every area of our Company, from our buying, assortment planning and inventory management functions, to our sales floor activities. While the introduction of these initiatives made Linens 'n Things a stronger, more focused organization, it also brought a significant level of change to our Company which tested the caliber and strength of our management team.

One of our main initiatives in 2004 was to maximize the efficiencies of our buying team. We did this by realigning the roles and responsibilities within our merchandising organization to correlate with the growing demands of our buying function, as well as by adding new supervisory and staff positions. We also introduced a Divisional Merchandise Management structure to strengthen both our operating and strategic initiatives. In conjunction with this, we continued to implement our merchandise assortment planning process to drive productivity by increasing our use of analytics so that we can make accurate, trend-based purchasing decisions well in advance of consumer demand. By increasing our use of analytics we are more able to streamline our merchandise selection, reduce product duplication and develop a more balanced overall assortment. We also reevaluated our selling floor plan to ensure that the space we allocate to each merchandise category reflects consumer demand. This

[1] See reconciliation of adjusted net earnings to GAAP net earnings in footnote 7 on page 1.

effort allows us to maximize productivity by expanding high-growth categories such as area rugs, furniture, specialty foam and home environment. Furthermore, we continue to implement our regional merchandising initiatives, thereby ensuring that our stores reflect local geographic tastes and needs. As a result, our stores now carry a deeper, more balanced selection of merchandise that corresponds with the preferences of our guests. Although we made significant progress in implementing these initiatives in 2004, there is still more to accomplish. In the coming year, we plan to leverage our expanded buying team and our improved capabilities to introduce new brands and accelerate new businesses that will distinguish our product selection with a sense of "freshness."

During 2004, we made further enhancements within our inventory management area by introducing process improvements that intensified our focus on up-front planning. We facilitated these efforts by continuing to refine our forecasting methods so that we can anticipate the needs of each store, improve our ability to manage product flow, and gain greater control over our supply chain. As a result, we have reduced inventory levels at our stores while maintaining a strong in-stock position. With our focus on improving our inventory management capabilities over the long term, we expanded our store inventory ownership program to approximately three-fourths of our stores. This program gives specially trained store managers discretion over their core assortment. We remain committed to this program and we have instituted a more efficient structure coupled with increased training in an effort to enhance the store managements' ability to improve sales productivity for the stores on this program.

Implementing these strategic initiatives entailed a significant effort on the part of our employees, who were charged with integrating many changes into our organization while maintaining our high guest service standards. Throughout the year, our store organization remained focused on delivering a consistent shopping experience for our guests. These efforts were validated by feedback that we received directly from our guests who rated our efforts in greeting and assisting them higher than ever before.

In 2004, the Linens 'n Things team demonstrated that our Company has what it takes to achieve long-term success; namely, a deep commitment to driving continuous improvement. As a result, Linens 'n Things enters 2005 as a stronger and more focused organization that is firmly positioned to achieve heightened productivity and profitability, and to support continued growth.

Sincerely,



Norman Axelrod
Chairman and Chief Executive Officer



"Linens 'n Things is working to become 'the store of first choice for the home enthusiast.' We are advancing toward this goal through a number of initiatives. Our primary objective is to select the right home textiles, home décor and housewares merchandise for our guests. We are focused on merchandise that represents the best of each category—the right trends, the leading brands and the most desirable items. At the same time, we are driving performance and productivity by utilizing inventory and space management initiatives that maximize our resources. And, we are enhancing our store environment by focusing our vendor base, reducing the number of styles and skus we carry and improving our in-store signage. In short, we are making our stores more convenient, inviting and exciting than ever before, so we can position Linens 'n Things to become the clear leader in our market."

—Jack E. Moore, Jr., *President and Chief Operating Officer*

We're the ultimate "one-stop shop," with high-fashion products, exceptional service and an inviting atmosphere, all under one roof.

At Linens 'n Things, we are keenly aware that today's consumers have innumerable choices of where to shop for home accessories. That's why we work hard to deliver an exceptional shopping experience—one that distinguishes our stores from competitors by combining a broad, high-quality and dynamic product selection with great prices, knowledgeable sales associates and value-added services.

It all starts with carrying the right assortment of products. We recognize that our guests view their homes as signature statements—individual reflections of their own personalities, lifestyles, hobbies and tastes. With this in mind, we maintain a sharp focus on carrying an ever-changing selection of fashion-forward items that can help our guests maintain a unique personal connection with their living spaces. One of the ways we accomplish this is by continuously analyzing a wealth of data, including fashion and entertainment trends, that drive consumer interest in new styles. The insight we glean from this process positions us to be among the first to identify the home decorating trends of tomorrow, so that we can update our product assortment with the leading brands and product categories our guests want most—from the latest high-tech household appliances, to the newest looks in window treatments. We leverage our high-style product selection by creating a clean, bright store environment characterized by inspiring displays that showcase in-demand merchandise.







We do more than just sell home products and accessories—we also provide our guests with the inspiration to create unique personal living spaces.

Quality is also paramount to our guests, and we present an extensive roster of trusted brand names, including Croscill, Cuisinart, KitchenAid, Liz Claiborne, Nautica, OXO, Sharper Image, Wamsutta and Yankee Candle, among others. We further differentiate our merchandise assortment by carrying a number of exclusive products, including several high-fashion home textile patterns from Waverly. We complement these with our private label line, LNT Home, which offers our guests quality merchandise at value prices.

We cultivate guest loyalty by delivering a range of convenient services, including electronic bridal and gift registries. We also maintain a private-label credit card, which gives cardholders the benefit of exclusive discounts, offers them a purchase-based rewards program, and notifies them in advance of special in-store promotions. We ensure that our guests get the most from their shopping experience by staffing our selling floors with highly knowledgeable associates who are thoroughly trained to understand the products we sell and to deliver attentive service. We support the natural enthusiasm of our associates by using cutting-edge technologies that reduce "back office" activities so they can devote the majority of their time to greeting and assisting our guests. Since service is crucial to guest satisfaction, we measure our progress in this area on a monthly basis by soliciting guest feedback at all of our locations. In 2004, this feedback once again validated our efforts, with our guests affirming that our overall customer service was better than ever.




Cuisinart
Cuisinart




new brands











Another convenience that is important to our guests is the flexibility to shop when and where they want. We respond to this need through a toll-free number, as well as through our *LNT.com* e-commerce site. In 2004, we continued to enhance this site by expanding our product selection and adding new capabilities, including a function that enables our guests to shop online and pick up their merchandise at the location of their choice.

Table of Contents

Five-Year Financial Summary	10
Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Consolidated Statements of Operations	22
Consolidated Balance Sheets	23
Consolidated Statements of Shareholders' Equity and Comprehensive Income	24
Consolidated Statements of Cash Flows	25
Notes to Consolidated Financial Statements	26
Management's Report on Internal Control over Financial Reporting	42
Report of Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting	43
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	45
Where We Are	46

Five-Year Financial Summary

(in thousands, except per share and selected operating data)

Fiscal Year Ended[1]	January 1, 2005[2]	January 3, 2004[4,5]	January 4, 2003[4,5]	December 29, 2001[3,5]	December 30, 2000[5]
		Restated	Restated	Restated	Restated
Income statement data:					
Net sales	$2,661,469	$2,395,272	$2,184,716	$1,823,803	$1,572,576
Operating profit	101,290	121,566	111,602	46,262	103,978
Net income	60,521	72,759	65,585	24,699	62,316
Net income per share—basic	$ 1.34	$ 1.65	$ 1.55	$ 0.61	$ 1.57
Basic weighted-average shares outstanding	45,055	44,225	42,409	40,492	39,775
Net income per share—diluted	$ 1.32	$ 1.62	$ 1.51	$ 0.60	$ 1.53
Diluted weighted-average shares outstanding	45,804	44,847	43,295	41,177	40,702
Balance sheet data:					
Total assets	$1,591,884	$1,467,456	$1,277,123	$1,046,305	$ 919,504
Working capital[6]	519,686	458,519	369,221	218,163	219,571
Shareholders' equity	$ 809,353	$ 737,377	$ 646,733	$ 479,858	$ 445,790
Selected operating data:					
Number of stores	492	440	391	343	283
Total gross square footage (000's)	16,702	15,106	13,607	11,980	9,836
Increase (decrease) in comparable net sales	1.8%	1.3%	3.1%	(2.4)%	3.7%

1 Fiscal years 2004 and 2003 were 52-week periods. Fiscal year 2002 was a 53-week period. Fiscal years 2001 and 2000 were 52-week periods.

2 Fiscal year 2004 results include the implementation of the provisions of EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") which impacted the Company's net income by $13.3 million net of tax or $0.29 per share on a fully diluted basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Overview of Business."

3 Fiscal 2001 operating results include restructuring and asset impairment and litigation charges of $41.8 million pre-tax ($26.2 million after-tax), or $0.64 per share on a fully diluted basis.

4 Fiscal years 2003 and 2002 financial statements have been restated as a result of the Company's correction for the accounting for leases and landlord allowances and other immaterial adjustments and reclassifications. See "Managements Discussion and Analysis of Financial Condition and Results of Operations"—"Restatement of Financial Statements Pertaining to Lease Accounting" and "Other Immaterial Adjustments and Reclassifications" and Note 3 to the Consolidated Financial Statements.

5 The restated financial information for fiscal years 2001 and 2000, while unaudited, has been restated on a basis that is consistent with the restatement of the Consolidated Financial Statements for fiscal years 2003 and 2002. A comparison of the fiscal year 2003 Consolidated Balance Sheet and the 2003 and 2002 Consolidated Statement of Operations as previously reported and as restated is presented in Note 3 to the Consolidated Financial Statements.

6 Working capital represents current assets less current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

Linens 'n Things, Inc. (the "Company") is one of the leading national large format specialty retailers of home textiles, housewares and home accessories, carrying both national brands and private label goods. During its fiscal year ended January 1, 2005 ("fiscal 2004"), the Company opened 54 new stores and closed two stores, increasing its total net square footage by 10.6% to approximately 16.7 million. As of January 1, 2005, the Company operated 492 stores in 45 states and in five provinces across Canada.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto.

Net sales consist of gross sales to customers net of returns, discounts and incentives. Provisions for estimated future sales returns are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

RESTATEMENT OF FINANCIAL STATEMENTS PERTAINING TO LEASE ACCOUNTING

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued a clarification regarding lease accounting under generally accepted accounting principles in the United States of America ("GAAP"). As a result of this clarification, the Company reviewed its lease accounting practices and determined that its former methods of accounting for leases and landlord allowances were not consistent with the views expressed by the SEC. As a result, the Company has restated its Consolidated Financial Statements for each of the fiscal years ended January 3, 2004 ("fiscal 2003") and January 4, 2003 ("fiscal 2002"), contained in this Annual Report (see Note 3 to the Consolidated Financial Statements included in this Annual Report).

Historically, the Company had recognized rent expense commencing as of the store opening date as opposed to when the Company took possession of the leased property. The Company's landlords typically provide access to the leased property free-of-charge for a period of time before the store opening so that the Company can build out or fixture the store and stock it with merchandise. Based on its evaluation, the Company now includes this period in calculating straight-line rent expense and amortization of landlord allowances and lease acquisition fees.

The Company has corrected its accounting to recognize rent and amortization expense on a straight-line basis over the expected lease term, including cancelable option periods in those instances where exercising such options is reasonably assured. Previously, the Company did not include these cancelable option periods in calculating straight-line rent expense and amortization expense for lease acquisition fees.

For new stores, the Company generally receives allowances from landlords for the construction of leasehold improvements. Historically, landlord allowances have been classified on the Consolidated Balance Sheets as a reduction of property and equipment and have been classified as a reduction in capital expenditures on the Consolidated Statements of Cash Flows. The Company now classifies landlord allowances as deferred rent credit reflected in long-term liabilities on the Consolidated Balance Sheets and as an operating activity on the Consolidated Statements of Cash Flows. This adjustment increased both property and equipment and other long-term liabilities on the Consolidated Balance Sheets by approximately $165 million as of the end of fiscal 2003. This determination will not impact historical or future net cash flows.

As a result of the restatement pertaining to lease accounting, selling, general and administrative expenses ("SG&A") in fiscal years 2003 and 2002 increased approximately $3.9 million and $5.5 million, respectively. Earnings per share on a fully diluted basis decreased by approximately $0.06 and $0.08 for the fiscal years 2003 and 2002, respectively. The cumulative impact of the correction of accounting for leases decreased fiscal 2002's opening retained earnings, net of tax, by $16.9 million. Including the 2002 and 2003 restatement adjustments described above, as of the end of fiscal 2003, the cumulative impact of the correction of accounting for leases decreased ending retained earnings, net of tax, by approximately $22.7 million.

The adjustments described above did not have any impact on the Company's previously reported comparable net sales, total net sales, net cash flow and actual lease payments.

OTHER IMMATERIAL ADJUSTMENTS AND RECLASSIFICATIONS

Certain prior period balances relating to the Company's trade payables program with General Electric Capital Corporation ("GECC") have been reclassified and adjusted (see Note 7 to Consolidated Financial Statements). Pursuant

to the agreement with GECC any favorable economics realized by GECC for transactions under this program are shared with the Company. As a result of these adjustments, the Company now recognizes the gross discount earned as part of the program as a reduction of the cost of inventory in the Consolidated Balance Sheets and records the related portion of interest expense due GECC as interest expense in the Consolidated Statements of Operations. Prior to fiscal 2004, only the Company's share was reflected as a reduction of cost of sales in the Consolidated Statements of Operations. As a result of the reclassification and adjustment related to the GECC program, interest expense increased approximately $3.0 million and $3.3 million in fiscal 2003 and 2002, respectively. Cost of sales decreased approximately $3.5 million and $2.8 million in fiscal 2003 and 2002, respectively. Earnings per share on a fully diluted basis increased by approximately $0.01 and decreased by approximately $0.01 for fiscal years 2003 and 2002, respectively. The cumulative impact of this adjustment on fiscal 2002's opening retained earnings, net of tax was a decrease of approximately $1.0 million. Including the 2002 and 2003 restatement adjustments described above, as of the end of fiscal 2003, the cumulative impact of this adjustment on retained earnings, net of tax was a decrease of approximately $0.9 million.

Certain prior period balances relating to the Company's deferred compensation plan have been reclassified. The related deferred compensation obligation totaling $2.8 million for fiscal 2003 decreased deferred income taxes and other long-term liabilities and increased accrued expenses and other current liabilities. In addition, the investment in shares of the Company's common stock included in the deferred compensation plan totaling $0.7 million for fiscal 2003 decreased other current assets and increased treasury stock.

See Note 3 to the Consolidated Financial Statements for a summary of the effects of these changes on the Company's Consolidated Balance Sheet as of January 3, 2004, as well as on the Company's Consolidated Statements of Operations and Cash Flows for fiscal years 2003 and 2002 and Consolidated Statement of Shareholders' Equity and Comprehensive Income as of December 29, 2001. The accompanying Management's Discussion and Analysis gives effect to these corrections and adjustments.

OVERVIEW OF BUSINESS

Net sales increased 11.1% to $2.7 billion in fiscal 2004 compared to $2.4 billion in fiscal 2003. For fiscal year 2004, comparable net sales increased 1.8% versus 1.3% in fiscal 2003. For fiscal year 2004, the Company's earnings per share on a fully diluted basis were $1.32. Results of operations for fiscal year 2004 include the implementation of the provisions of EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which impacted the Company's fiscal 2004 net income by $13.3 million, net of tax, or $0.29 per fully diluted share. For the same period last year, which was not impacted by EITF 02-16, the Company's fiscal earnings per share on a fully diluted basis were $1.62.

EITF 02-16 states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should therefore, be characterized as a reduction of cost of merchandise sold when recognized in the Company's Consolidated Statement of Operations. EITF 02-16 was effective for contracts entered into or modified after December 31, 2002. This issue did not have a material impact on the Company's fiscal 2003 Consolidated Financial Statements as substantially all of the Company's vendor contracts in effect during fiscal 2003 were entered into prior to December 31, 2002. Beginning in the first quarter of fiscal 2004, as vendor agreements were initiated or modified, the Company applies the method of accounting for vendor allowances pursuant to EITF 02-16. In connection with the implementation of EITF 02-16, the Company treats certain funds received from vendors as a reduction in the cost of inventory and, as a result, these funds are recognized as a reduction to cost of merchandise sold when the inventory is sold. Vendor allowances, which are reflected as a reduction of inventory, and vendor purchase discounts are amortized to reduce cost of sales on an inventory turn basis. Accordingly, certain funds received from vendors, which were historically reflected as a reduction of advertising expense in SG&A or cost of sales, are now treated as a reduction of cost of inventory as the advertising allowances received are presumed to be reductions in the cost of inventory under EITF 02-16 when the costs cannot be determined as incremental and specifically identifiable. The provisions of EITF 02-16 impacted the Company's results of operations for the fifty-two weeks

ended January 1, 2005 as follows (the "As Reported" amounts include the impact of EITF 02-16). The following is a non-GAAP presentation:

(in thousands, except per share data)	Fiscal Year Ended January 1, 2005 As Reported	EITF 02-16 Adjustment Impact
Net Sales	$2,661,469	$ —
Cost of sales	1,589,700	5,927
Gross profit (loss)	1,071,769	(5,927)
SG&A	970,479	(27,395)
Operating profit	101,290	21,468
Interest expense, net	3,361	—
Income before provision for income taxes	97,929	21,468
Provision for income taxes	37,408	8,201
Net income	$ 60,521	$ 13,267
Earnings per share:		
Basic	$ 1.34	$ 0.29
Fully diluted	$ 1.32	$ 0.29

The EITF 02-16 pre-tax adjustment of $21.5 million for the fifty-two weeks ended January 1, 2005, represents those allowances reflected as a reduction of the cost of inventory, which historically would have been treated as a reduction of cost of sales or SG&A. Beginning in fiscal 2004, due to the Company's changes to its vendor agreements and the requirements of EITF 02-16, the Company no longer records advertising allowances as a reduction to SG&A. The Company has allocated the EITF 02-16 pre-tax adjustment to SG&A based on the previous year ratio of vendor advertising allowances recorded within SG&A to sales. The remaining portion of the total EITF 02-16 pre-tax adjustment was allocated to cost of sales. The Company provides this non-GAAP information in order to allow investors better insight into the Company's comparative period-to-period operating performance, and is intended to supplement, not replace, GAAP.

EITF 02-16 had no impact on the Company's net cash flows. Following the initial implementation impact, subsequent fiscal years will reflect vendor allowances on a consistent basis other than for any net changes in such vendor allowances. The Company currently estimates that the EITF 02-16 adjustment will reduce fiscal 2005 earnings per share on a fully diluted basis by approximately three to four cents. In addition, there will be no impact to SG&A in future periods and gross margin is expected to be favorably impacted by approximately 50 to 60 basis points in fiscal 2005.

On the balance sheet side, the Company improved its financial position, increasing its year-end cash position by approximately $68 million. In addition, inventory per square foot declined approximately 7.7% to $42.82 compared with $46.37 in fiscal 2003 while the Company continued to place an emphasis on maintaining its in-stock position. The capitalization of vendor allowances of approximately $21.5 million under EITF 02-16 resulted in a decline in inventory per square foot of approximately 2.9% in fiscal 2004.

In reviewing the Company's sales performance by category, the Company's "things" business (e.g., housewares and home accessories) had strong sales growth throughout the year. Strength in the "things" business during fiscal 2004 was led by the functional housewares business, which benefited from new product introductions. Although the Company's textile business continued to be challenging in fiscal 2004, the Company is undergoing significant assortment changes in its textile business to inject more newness in its overall assortment.

The Company uses a number of key indicators of financial condition and operating performance to evaluate the performance of its business, including the following:

Key Performance Indicators	Fiscal Year Ended[1] 2004 As Reported	2004 EITF 02-16 Impact	2003	2002
Net sales growth	11.1%	—	9.6%	19.8%
Comparable net sales growth	1.8%	—	1.3%	3.1%
Net sales per average square foot	$ 166	—	$ 167	$ 171
Average net sales per store (in millions)	$ 5.6	—	$ 5.7	$ 5.9
Gross profit as a % of net sales	40.3%	+30 bps	40.4%	40.1%
SG&A as a % of net sales	36.5%	+110 bps	35.3%	35.0%
SG&A per average square foot	$60.70	+$1.70	$58.90	$59.80
Operating profit as a % of net sales	3.8%	–80 bps	5.1%	5.1%
Net income as a % of sales	2.3%	–50 bps	3.0%	3.0%
Diluted earnings per share	$ 1.32	–$0.29	$ 1.62	$ 1.51
Inventory turnover	2.1	—	2.1	2.2
Inventory per square foot	$42.82	–$1.29	$46.37	$45.06
Net square footage growth	11%	—	11%	14%

1 Fiscal years 2004 and 2003 were 52-week periods. Fiscal year 2002 was a 53-week period.

During fiscal 2004, the Company implemented several initiatives, which were geared to improve sales productivity and enhance the guest shopping experience. These strategic initiatives impacted several areas throughout the Company, from its buying, assortment planning and inventory management functions, to its sales floor activities. In fiscal 2004, the Company maximized the efficiencies of its buying team by realigning the roles and responsibilities within its merchandising organization to correlate with the growing demands of its buying function, as well as by adding new supervisory and staff positions. In conjunction with this, the Company devoted significant resources to its merchandise assortment planning initiative to complement its buying process with increased use of analytics. This initiative is designed to streamline merchandise selection, reduce product offering duplication and develop a more balanced assortment. The Company also re-allocated space on the selling floors of its stores to accommodate new and expanded businesses such as furniture, area rugs, home environment and comfort/sleep. Although the Company made significant progress in implementing these initiatives in 2004, there is still more to accomplish. In the coming year, the Company plans to leverage its expanded buying team and its improved capabilities to introduce new brands and accelerate new businesses that will distinguish its product selection with a sense of "freshness."

Also, during fiscal 2004, the Company improved its inventory management by maintaining a strong in stock position throughout the year while improving the overall flow of inventory to its stores. The Company also intensified its focus on up-front planning and continued to refine its forecasting methods to anticipate the needs of each store on a regular basis, as opposed to merely measuring total stock levels across the entire chain. Going forward, the Company believes it has sustainable processes in place to improve the overall productivity of inventory. In addition, during fiscal 2004, the Company expanded its store inventory ownership program to approximately three-fourths of its stores. This program gives specially trained store managers discretion over their basic product inventory. The Company remains committed to this program and has instituted a more efficient structure coupled with increased training in an effort to further enhance the store management's ability to improve sales productivity for the stores on this program.

Since service is crucial to guest satisfaction, the Company solicits guest feedback from all of its locations on a monthly basis. Overall, the Company believes it is providing a better shopping experience for its guests as evidenced by the Company's overall guest service score improvement over the prior year. The Company's guest service initiative extended to its lnt.com web site, which was improved during fiscal 2004 to provide guests who shop on-line the option of picking up their merchandise at the store location of their choice.

For fiscal 2005, the Company will emphasize several initiatives to improve productivity and profitability as well as to enhance the guest shopping experience. For example, the Company will focus on adding more newness in its assortment by offering greater trend-right merchandise and building brands both within categories and across categories. Additionally, the Company will focus on improving the overall productivity of its stores through continued implementation of its assortment planning and space management initiatives. These initiatives are designed to enable the Company to offer a more balanced product assortment and to allocate space on the selling floors of its stores to more productive categories. In conjunction with these initiatives, the Company will focus on improving the in-store experience with enhanced merchandise presentation and clearer signage.

The Company expects to slow its square footage growth in fiscal 2005 to approximately 7% to 9% versus growth in fiscal years 2004 and 2003 of approximately 11%, as the Company continues to refine its store design in order to improve the guest shopping experience and improve the stores' productivity. Additionally, real estate typically has a 12 to 18 month lead-time and although the Company believes that there are ample real estate opportunities, the Company will continue to be selective in executing its real estate strategy.

The Company will be required to begin expensing stock options as compensation cost in the second half of fiscal 2005. Currently, the Company discloses the effect on net income and earnings per share related to the expensing of options as a note to its Consolidated Financial Statements (see Note 2). The Company expects to provide an estimated impact of this change in accounting treatment on earnings per share by the end of the second quarter of fiscal 2005.

CONSOLIDATED RESULTS OF OPERATIONS

The following discusses the Consolidated Results of Operations for the 52 weeks ended January 1, 2005 ("fiscal 2004"), the 52 weeks ended January 3, 2004 ("fiscal 2003") and the 53 weeks ended January 4, 2003 ("fiscal 2002").

Fiscal 2004 Compared With Fiscal 2003

Net Sales

Net sales for fiscal 2004 were $2,661.5 million, an increase of 11.1% over fiscal 2003 net sales of $2,395.3 million, primarily as a result of new store openings as well as comparable net sales increases. The Company opened 54 stores and closed two stores in fiscal 2004, compared with opening 58 stores and closing nine stores in fiscal 2003. Net square footage increased 10.6% to 16.7 million at January 1, 2005 compared with 15.1 million at January 3, 2004.

Comparable net sales, which include the Company's Internet sales, increased 1.8% for fiscal 2004 compared with an increase of 1.3% in fiscal 2003. Comparable net sales percentages are based on total net sales. Stores are considered comparable beginning with the first day of the month following the 13th full month of sales.

The Company's average net sales per store were $5.6 million in fiscal 2004 and $5.7 million in fiscal 2003. Although the Company's comparable net sales performance got off to a healthy start in the first quarter of fiscal 2004, comparable net sales softened in the second and third quarters as guest traffic declined. As the year progressed, the retail environment, particularly in the home furnishings industry, also became challenging. However, comparable net sales strengthened by the fourth quarter primarily due to an increase in guest traffic, as the Company added more freshness to its assortment through expanded categories and intensified its key item focus.

The Company's core business strategy is to offer a broad and deep selection of high quality brand name "linens" (e.g., bedding, towels and table linens) and "things" (e.g., housewares and home accessories) merchandise. For fiscal 2004, net sales of "linens" merchandise increased approximately 9% over the prior year, while net sales of "things" increased approximately 13% over the prior year. The increase in net sales for "things" merchandise resulted primarily from the continued expansion of product categories within the "things" business and its continued strength in its functional housewares business. Although the Company's textile business was challenging in fiscal 2004, the Company is undergoing significant assortment changes in its textile business to inject more newness in its overall assortment.

The Company's proprietary merchandise accounted for approximately 15% of fiscal 2004 sales. The Company's proprietary product is an important point of differentiation from its competitors, providing its guest with high value merchandise in categories that the Company believes are underserved by national brand names.

Gross Profit

Gross profit for fiscal 2004 was $1,071.8 million, or 40.3% of net sales, compared with $968.4 million, or 40.4% of net sales, for fiscal 2003. The EITF 02-16 adjustment impact was to increase gross profit by $5.9 million, or 0.3% of net sales, for fiscal 2004. The increase in gross profit from the EITF 02-16 impact was offset primarily by higher markdowns, as well as higher fuel costs.

Expenses

SG&A expenses consist of store selling expenses, occupancy costs, advertising expenses and corporate office expenses. SG&A expenses for fiscal 2004 were $970.5 million, or 36.5% of net sales, compared with $846.8 million, or 35.3% of net sales, for fiscal 2003. The EITF 02-16 adjustment impact was $27.4 million, or 1.1% of net sales, for the fifty-two weeks ended January 1, 2005. SG&A for fiscal 2003 also included advertising allowances equaling 1.0% of net sales, which, as a part of the EITF 02-16 implementation, were no longer classified as an offset to SG&A in fiscal 2004. In addition to the increase in SG&A from the EITF 02-16 impact, SG&A increased as a percentage of net sales primarily due to higher occupancy costs as a percentage of net sales, partially offset by store payroll. SG&A per average square foot was $60.70 in fiscal 2004 compared to $58.90 in fiscal 2003. The EITF 02-16 adjustment impact to SG&A per square foot in fiscal 2004 was $1.70.

Operating profit for fiscal 2004 was $101.3 million, or 3.8% of net sales, compared with $121.6 million, or 5.1% of net sales for fiscal 2003. The EITF 02-16 adjustment impact was $21.5 million, or 0.8% of net sales, for fiscal 2004.

Net interest expense in fiscal 2004 was $3.4 million compared to $3.8 million in fiscal 2003. The decrease in net interest expense was mainly due to lower average borrowings compared to the same period last year.

The Company's income tax expense for fiscal 2004 was $37.4 million, compared with $45.0 million for fiscal 2003. The EITF 02-16 impact was a decrease of $8.2 million for fiscal 2004. The Company's effective tax rate was 38.2% for fiscal years 2004 and 2003.

Net Income

As a result of the factors described above, net income for fiscal 2004 was $60.5 million, or $1.32 per share on a fully diluted basis, compared with $72.8 million, or $1.62 per share on a fully diluted basis, for fiscal 2003. The EITF 02-16 adjustment negatively impacted net income by $13.3 million, or $0.29 per share on a fully diluted basis for fiscal 2004.

Fiscal 2003 Compared With Fiscal 2002

Net Sales

Net sales for fiscal 2003 (52 weeks) were $2,395.3 million, an increase of 9.6% over fiscal 2002 (53 weeks) net sales of $2,184.7 million, primarily as a result of new store openings as well as comparable net sales increases. The Company opened 58 stores and closed nine stores in fiscal 2003, compared with opening 55 stores and closing seven stores in fiscal 2002. Net square footage increased 11.0% to 15.1 million at January 3, 2004 compared with 13.6 million at January 4, 2003.

Comparable net sales, which include Internet sales, increased 1.3% for fiscal 2003 (52 weeks/52 weeks) compared with an increase of 3.1% in fiscal 2002.

The Company's average net sales per store were $5.7 million in fiscal 2003 (52 weeks) and $5.9 million in fiscal 2002 (53 weeks). Week 53 in fiscal 2002 represented approximately $43.6 million in net sales, so on a comparable 52-week basis, average net sales per store was $5.8 million in fiscal 2002. During the first half of the fiscal year, sales were impacted by inclement weather conditions in the East and Northeast, especially during key holiday selling seasons, weak consumer confidence, and uncertainty over the conflict in Iraq. However, the Company believes its sales results for the year continued to reflect the steady progress made on its strategic operating initiatives, which included improvements of in-stock inventory positions, particularly on key items and advertised merchandise, expansion of its store inventory ownership program, and improvements to its merchandise assortment planning process and to the guest shopping experience.

Information concerning average net sales per store on a 52-week basis for fiscal 2002 is intended to provide comparative sales information on a 52-week/52-week basis, permitting management and shareholders to more fully analyze period-to-period store operating performance. It is intended to supplement GAAP presentation.

For fiscal 2003, net sales of "linens" merchandise increased approximately 6% over the prior year, while net sales of "things" increased approximately 13% over the prior year. The increase in net sales for "things" merchandise resulted primarily from the continued expansion of product categories within the "things" business and its continued strength in its functional housewares business. During fiscal 2003, the Company made improvements to its textile business by introducing new brands and upgraded assortments.

The Company continued to leverage its supply chain costs as well as increase the penetration of its proprietary merchandise, which accounted for approximately 17% of fiscal 2003 sales.

Gross Profit

Gross profit for fiscal 2003 was $968.4 million, or 40.4% of net sales, compared with $876.2 million, or 40.1% of net sales, for fiscal 2002. The increase in gross profit as a percentage of net sales is primarily due to increased penetration of proprietary product, as well as improved markdown management.

Expenses

SG&A expenses for fiscal 2003 were $846.8 million, or 35.3% of net sales, compared with $764.6 million, or 35.0% of net sales, for fiscal 2002. The increase is primarily due to higher occupancy costs as a percentage of net sales due to comparable net sales performance, offset in part by lower corporate office expenses as a percentage of net sales.

SG&A per average square foot was $58.90 in fiscal 2003 compared to $59.80 in fiscal 2002, a decline of 1.5% from the prior year, as the Company continued to reduce the dollar amount of, and lower, as a percentage of net sales, select operating expenses that were not associated with its initiatives to drive long-term sales growth.

Operating profit for fiscal 2003 increased to $121.6 million, or 5.1% of net sales, from $111.6 million, or 5.1% of net sales, for fiscal 2002.

Net interest expense in fiscal 2003 was $3.8 million compared to $5.5 million in fiscal 2002. The decrease in net interest expense was mainly due to lower average borrowings, as well as lower interest rates.

The Company's income tax expense for fiscal 2003 was $45.0 million, compared with $40.5 million during fiscal 2002. The Company's effective tax rate was 38.2% for fiscal years 2003 and 2002.

Net Income

As a result of the factors described above, net income for fiscal 2003 was $72.8 million, or $1.62 per share on a fully diluted basis, compared with $65.6 million, or $1.51 per share on a fully diluted basis, for fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital requirements are primarily for new store expenditures, new store inventory purchases and seasonal working capital. These requirements have been funded through a combination of internally generated cash flows from operations, credit extended by suppliers and short-term borrowings.

The following table summarizes existing contractual obligations requiring the use of cash, as of January 1, 2005:

	Payments Due By Period (in millions)				
	Total	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years
Contractual Obligations					
Operating leases[1]	$2,726.9	$257.6	$526.1	$516.9	$1,426.3
Inventory purchases	119.5	119.5	—	—	—
New store capital additions	4.7	4.7	—	—	—
Other long-term liabilities[2]	3.4	0.2	0.5	0.5	2.2
Total	$2,854.5	$382.0	$526.6	$517.4	$1,428.5

1 Operating leases consist of future minimum rental payments required under non-cancelable operating leases and does not consider future minimum sublease rentals, and excludes lease obligations for closed stores and stores planned to be closed.

As of March 17, 2005, the Company had fully executed leases for 60 stores planned to open in fiscal years 2005 and 2006, for which aggregate minimum rental payments over the term of the leases is approximately $264.8 million. The table above includes payments for stores that had fully executed leases as of January 1, 2005.

The Company also has assigned property at a retail location in which the Company guarantees the payment of rent over the specified lease term in the event of non-performance. As of January 1, 2005, the maximum potential amount of future payments the Company could be required to make under such guarantee is approximately $0.9 million.

2 Other long-term liabilities include monthly payments of principal and interest for a mortgage on the land and building of one of the Company's closed stores.

Not included in the above table are amounts related to the Company's Corporate-owned life insurance policies that the Company has established in connection with its supplemental executive retirement plan obligations (see Note 12 to the Consolidated Financial Statements). The projected annual premium payments for these policies are approximately $2.6 million through fiscal 2009.

In November 2004, the Company entered into a $250 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders to expire November 23, 2009. The Credit Agreement allows for up to $50 million of borrowings from additional lines of credit outside of the Credit Agreement. As of January 1, 2005, the additional lines of credit included committed facilities of approximately $17 million that expire on May 31, 2005 and $12 million that expire on June 15, 2005 and are subject to periodic renewal arrangements. The Credit Agreement replaced the $150 million senior revolving credit facility amended June 2002, which allowed for up to $40 million in borrowings from additional lines of credit outside the agreement ("2002 Credit Agreement").

Under the Credit Agreement, interest on all borrowings is determined based upon several alternative rates, including a fixed margin above LIBOR. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2004, the Company was in compliance with its covenants under the Credit Agreement. Under the Credit Agreement, the amount of dividends that the Company may pay may not exceed the sum of $50 million plus, on a cumulative basis, an amount equal to 25% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending April 3, 2004. The Company has never paid cash dividends and does not currently anticipate paying cash dividends in the foreseeable future. At various times throughout 2004 and 2003, the Company borrowed against the Credit Agreement and the 2002 Credit Agreement for seasonal working capital needs. At the end of fiscal 2004 and fiscal 2003, the Company had no borrowings under the Credit Agreement and the 2002 Credit Agreement, respectively, and no borrowings under the additional lines of credit. In accordance with the seasonal nature of the Company's business, the Company may from time to time borrow under its Credit Agreement and additional lines of credit. These borrowings are not currently expected to peak in excess of $80 to $100 million for the first and second quarters of fiscal 2005, and are intended to be used for working capital and similar general corporate needs. In addition, as of January 1, 2005 and January 3, 2004, the Company had $76.2 million and $47.2 million, respectively, of letters of credit outstanding, which included standby letters of credit issued primarily under the Credit Agreement and the 2002 Credit Agreement, and import letters of credit used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements (see Note 8 to the Consolidated Financial Statements).

The Company maintains a trade payables arrangement with General Electric Capital Corporation ("GECC") under which GECC purchases the Company's payables at a discount directly from the Company's suppliers prior to the payables due date, thereby permitting a supplier to receive payment prior to the due date of the payable, with the Company sharing in part of the GECC discount. See Notes 3 and 7 to the Consolidated Financial Statements. At January 1, 2005 and January 3, 2004, the Company owed approximately $65.0 million and $66.2 million, respectively, to GECC under this program, which was included in accounts payable. Either party may terminate the program for any reason upon 30 days prior written notice. The Company does not anticipate that discontinuance of the availability of the GECC program would result in a material disruption to the supply of merchandise to the Company, nor would it have a material adverse effect on the Company's financial position, results of operations or cash flows. The maximum amount permitted under the program was $95 million as of January 1, 2005.

Net cash provided by operating activities for fiscal 2004 was $177.3 million compared with $150.9 million for fiscal 2003. The change was primarily attributed to slower growth in inventory, as well as the timing of vendor payments and a decline in deferred income taxes.

Net cash used in investing activities for fiscal 2004 was $119.1 million, primarily for 54 new stores, maintenance of existing stores and system enhancements, compared with $113.3 million for fiscal 2003. The Company currently estimates capital expenditures will be approximately $126 million in fiscal 2005, primarily for an estimated 50 new stores, maintenance of existing stores, and system enhancements.

Net cash provided by financing activities for fiscal 2004 was $8.7 million, compared with $11.4 million for fiscal 2003. The decrease is primarily attributable to a decline in proceeds from common stock issued under stock incentive plans. In addition, the Company had no short-term borrowings at the end of fiscal years 2004 and 2003, other than amounts due GECC which are included in accounts payable.

Management regularly reviews and evaluates its liquidity and capital needs. The Company experiences peak periods for its cash needs generally during the second quarter and fourth quarter of the fiscal year. As the Company's business continues to grow and its current store expansion plan is implemented, such peak periods may require increases in the amounts available under its credit facilities from those currently existing and/or other debt or equity funding.

Management currently believes that the Company's cash flows from operations, credit extended by suppliers, its access to credit facilities and its uncommitted lines of credit will be sufficient to fund its expected capital expenditures, working capital and non-acquisition business expansion requirements for at least the next 12 to 18 months.

MARKET RISK DISCLOSURE

The Company continuously evaluates the market risk associated with its financial instruments. Market risks relating to the Company's operations result primarily from changes in interest rates and foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

INTEREST RATE RISK

The Company's financial instruments include cash and cash equivalents and short-term borrowings. The Company's obligations are short-term in nature and generally have less than a 30-day commitment. The Company is exposed to interest rate risks primarily through borrowings under the Credit Agreement. Interest on all borrowings is based upon several alternative rates as stipulated in the Credit Agreement, including a fixed margin above LIBOR. As of January 1, 2005, the Company had no borrowings under the Credit Agreement and no borrowings under the additional lines of credit (see Note 8 to the Consolidated Financial Statements). The Company believes that its interest rate risk is minimal as a hypothetical 10% increase or decrease in interest rates in the associated debt's variable rate would not materially affect the Company's results from operations or cash flows. The Company does not use derivative financial instruments in its investment portfolio.

FOREIGN CURRENCY RISK

The Company enters into some purchase obligations outside of the United States, which are predominately settled in U.S. dollars and therefore the Company has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

The Company operated 24 stores in Canada as of January 1, 2005. The Company believes its foreign currency translation risk is minimal, as a hypothetical 10% strengthening or weakening of the U.S. dollar relative to the Canadian dollar would not materially affect the Company's results from operations or cash flow.

INFLATION

The Company does not believe that its operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

SEASONALITY

The Company's business is subject to substantial seasonal variations. Historically, the Company has realized a significant portion of its net sales and net income for the year during the third and fourth quarters. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123 (Revised 2004)"). SFAS No. 123 (Revised 2004) requires the Company to recognize the grant-date fair value of stock option grants as compensation expense in the Consolidated Statement of Income but expresses no preference for a type of valuation method to use in determining the fair value of options. SFAS No. 123 (Revised 2004) is effective for most public companies' interim or annual periods beginning after June 15, 2005 (the Company's fiscal year 2005 third quarter).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions." This Statement requires that exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB 43, Chapter 4." This Statement amends the guidance to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversions be based on the normal capacity of the production facilities. The Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. For the fiscal year ended January 1, 2005, the Company accounted for stock options using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), and accordingly, the Company did not recognize compensation expense for stock options. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. However, the Company has adopted the disclosure provisions and has included this information in Note 2 to the Company's Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting periods. The Company's management believes the following critical accounting estimates involve significant estimates and judgments inherent in the preparation of the Consolidated Financial Statements. The Company bases these estimates on historical results and various other assumptions believed to be reasonable at the time. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors.

Valuation of Inventory: Merchandise inventory is a significant portion of the Company's balance sheet, representing approximately 45% of total assets at January 1, 2005. Inventories are valued using the lower of cost or market value, determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, all of which significantly impact the ending inventory valuation at cost. At the end of each reporting period reductions in gross margin and inventory are recorded for estimated future markdowns necessary to liquidate remaining markdown inventory and represents the Company's best estimate of fair market value of that inventory. These calculations use information related to markdown inventory levels, historical markdown trends and forecasted sales and markdowns. These percentages are reviewed regularly by comparing actual markdowns taken against previous estimates. Changes in customer preference or future economic conditions may cause the Company's inventory markdown estimates to be significantly revised favorably or unfavorably. The methodologies utilized by the Company in its application of RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the development of shrinkage reserves and the accounting for price changes.

Sales Returns: The Company estimates future sales returns and records a provision in the period that the related sales are recorded based on historical return rates. Should actual returns differ from the Company's estimates, the Company may be required to revise estimated sales returns. Although these estimates have not varied materially from historical provisions, estimating sales returns requires management judgment as to changes in preferences and quality of products being sold, among other things; therefore, these estimates may vary materially in the future. The sales returns calculations are regularly compared with actual return experience. In preparing its financial statements for fiscal 2004 and fiscal 2003, the Company's sales returns reserve was approximately $7.4 million and $6.2 million, respectively.

Impairment of Assets: In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for possible impairment at least annually. Impairment losses are recognized when the implied fair value of goodwill is less than its carrying value. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically evaluates long-lived assets other than goodwill for indicators of impairment. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired. At the end of fiscal 2004 and fiscal 2003, the Company's net value for property and equipment was approximately $578.8 million and $542.2 million, respectively, and goodwill was $18.1 million for fiscal years ended 2004 and 2003.

Store Closure Costs: For periods prior to the adoption of SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" ("SFAS No. 146"), the Company recorded estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of estimated sublease income, markdowns for inventory that would be sold below cost, and other miscellaneous store closing costs, in the period in which management determined to close a store. Such estimates may be subject to change should actual costs differ. In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) related to the closing of certain under-performing stores. As of January 1, 2005 and January 3, 2004, the Company had $9.0 million and $15.6 million, respectively, remaining related to this reserve. The Company has closed all of the initially identified stores other than one store, which the Company decided to keep open and whose reserve was reversed, and one other store which is expected to be closed during fiscal 2005. The Company continues to negotiate the lease buyouts or sublease agreements for some of these stores. The fiscal 2004 activity includes the reversal of estimated lease commitment and other store closing costs of approximately $1.1 million as these reserves were not needed, offset by an increase to lease commitment costs by approximately $1.8 million due to changes in estimates based on current negotiations. Final settlement of these reserves is predominantly a function of negotiations with unrelated third parties, and, as such, these estimates may be subject to change in the future.

Under SFAS No. 146 future exit or disposal activities, if any, can be expected to impact the timing of liability recognition.

Self-Insurance: The Company purchases third party insurance for worker's compensation, medical, auto and general liability costs that exceed certain levels for each type of insurance program. However, the Company is responsible for the payment of claims for amounts under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development factors prepared by third party actuaries. Worker's compensation and general liabilities are then recorded at their net present value. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made.

The accrued obligation for these self-insurance programs was approximately $14.5 million as of January 1, 2005 and $13.5 million as of January 3, 2004. The increase in this obligation relates to new claims incurred in fiscal 2004 as well as rising claim costs based on the factors referred to above.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times and may be identified by such forward-looking terminology as "expect," "believe," "may," "intend," "plan," "target," "outlook," "comfortable with" and similar terms or variations of such terms. All of our information and statements regarding our outlook for the future including future revenues, comparable sales performance, earnings and other future financial condition, impact, results and performance, constitutes forward-looking statements. All our forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and involve certain significant risks and uncertainties, including levels of sales, store traffic, the results and success of our holiday selling season, acceptance of product offerings and fashions and our ability to anticipate and successfully respond to changing consumer tastes and preferences, our ability to anticipate and control our operating and selling expenses, the success of our new business concepts, seasonal concepts and new brands, the performance of our new stores, substantial competitive pressures from other home furnishings retailers, the success of the Canadian expansion, availability of suitable and productive future store locations, schedule of store expansion and of planned closings, the impact of the bankruptcies and consolidations in our industry, unusual weather patterns, the impact on consumer spending as a result of the slower consumer economy, a highly promotional retail environment, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements and our ability to successfully implement our strategic initiatives.

If these or other risks or uncertainties materialize, or if our estimates or underlying assumptions prove inaccurate, actual results could differ materially from any future results, express or implied by our forward-looking statements. Other important risk factors are included in the "Risk Factors" section of the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 18, 2002 and are contained in our reports filed with the Securities and Exchange Commission. You are urged to consider all such factors. In light of the substantial uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements, even if such results or changes make it clear that any projected results will not be realized.

Consolidated Statements of Operations

(in thousands, except per share amounts)

Fiscal Year Ended	January 1, 2005	January 3, 2004	January 4, 2003
		Restated	Restated
Net sales	$2,661,469	$2,395,272	$2,184,716
Cost of sales, including buying and distribution costs	1,589,700	1,426,880	1,308,524
Gross profit	1,071,769	968,392	876,192
Selling, general and administrative expenses	970,479	846,826	764,590
Operating profit	101,290	121,566	111,602
Interest income	(542)	(169)	(79)
Interest expense	3,903	4,001	5,588
Interest expense, net	3,361	3,832	5,509
Income before income taxes	97,929	117,734	106,093
Provision for income taxes	37,408	44,975	40,508
Net income	$ 60,521	$ 72,759	$ 65,585
Per share of common stock:			
Basic			
Net income	$ 1.34	$ 1.65	$ 1.55
Weighted-average shares outstanding	45,055	44,225	42,409
Diluted			
Net income	$ 1.32	$ 1.62	$ 1.51
Weighted-average shares outstanding	45,804	44,847	43,295

See accompanying Notes to Consolidated Financial Statements.

Under SFAS No. 146 future exit or disposal activities, if any, can be expected to impact the timing of liability recognition.

Self-Insurance: The Company purchases third party insurance for worker's compensation, medical, auto and general liability costs that exceed certain levels for each type of insurance program. However, the Company is responsible for the payment of claims for amounts under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development factors prepared by third party actuaries. Worker's compensation and general liabilities are then recorded at their net present value. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made.

The accrued obligation for these self-insurance programs was approximately $14.5 million as of January 1, 2005 and $13.5 million as of January 3, 2004. The increase in this obligation relates to new claims incurred in fiscal 2004 as well as rising claim costs based on the factors referred to above.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements are made a number of times and may be identified by such forward-looking terminology as "expect," "believe," "may," "intend," "plan," "target," "outlook," "comfortable with" and similar terms or variations of such terms. All of our information and statements regarding our outlook for the future including future revenues, comparable sales performance, earnings and other future financial condition, impact, results and performance, constitutes forward-looking statements. All our forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and involve certain significant risks and uncertainties, including levels of sales, store traffic, the results and success of our holiday selling season, acceptance of product offerings and fashions and our ability to anticipate and successfully respond to changing consumer tastes and preferences, our ability to anticipate and control our operating and selling expenses, the success of our new business concepts, seasonal concepts and new brands, the performance of our new stores, substantial competitive pressures from other home furnishings retailers, the success of the Canadian expansion, availability of suitable and productive future store locations, schedule of store expansion and of planned closings, the impact of the bankruptcies and consolidations in our industry, unusual weather patterns, the impact on consumer spending as a result of the slower consumer economy, a highly promotional retail environment, any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements and our ability to successfully implement our strategic initiatives.

If these or other risks or uncertainties materialize, or if our estimates or underlying assumptions prove inaccurate, actual results could differ materially from any future results, express or implied by our forward-looking statements. Other important risk factors are included in the "Risk Factors" section of the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 18, 2002 and are contained in our reports filed with the Securities and Exchange Commission. You are urged to consider all such factors. In light of the substantial uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. The Company assumes no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements, even if such results or changes make it clear that any projected results will not be realized.

Consolidated Balance Sheets

(in thousands, except share amounts)

	January 1, 2005	January 3, 2004
		Restated
Assets		
Current assets:		
Cash and cash equivalents	$ 204,009	$ 136,129
Accounts receivable	25,766	29,531
Inventories	715,184	700,406
Prepaid expenses and other current assets	38,335	33,253
Current deferred taxes	685	1,295
Total current assets	983,979	900,614
Property and equipment, net	578,816	542,191
Goodwill	18,126	18,126
Deferred charges and other non-current assets, net	10,963	6,525
Total assets	$1,591,884	$1,467,456
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 245,635	$ 250,142
Accrued expenses and other current liabilities	212,644	176,194
Current deferred taxes	6,014	15,759
Total current liabilities	464,293	442,095
Deferred income taxes and other long-term liabilities	318,238	287,984
Total liabilities	782,531	730,079
Shareholders' equity:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value; 135,000,000 shares authorized; 45,460,467 shares issued and 45,200,896 shares outstanding at January 1, 2005; 45,052,255 shares issued and 44,793,619 shares outstanding at January 3, 2004	455	450
Additional paid-in capital	372,627	362,483
Retained earnings	440,914	380,393
Accumulated other comprehensive gain	2,619	1,391
Treasury stock, at cost; 259,571 shares at January 1, 2005 and 258,636 shares at January 3, 2004	(7,262)	(7,340)
Total shareholders' equity	809,353	737,377
Total liabilities and shareholders' equity	$1,591,884	$1,467,456

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(in thousands, except number of shares)

	Common Stock		Additional Paid-in	Retained	Foreign Currency Translation	Treasury	
	Shares	Amount	Capital	Earnings	Adjustment	Stock	Total
Balance at December 29, 2001 (as previously reported)	40,624,374	$409	$245,234	$ 259,935	$ (417)	$ (6,946)	$ 498,215
Prior periods adjustment, net of tax (see Note 3)	(18,465)			(17,886)		(471)	(18,357)
Balance at December 29, 2001 (as restated—see Note 3)	40,605,909	409	245,234	242,049	(417)	(7,417)	479,858
Net income (as restated—see Note 3)	—	—	—	65,585	—	—	65,585
Currency translation adjustment	—	—	—	—	31	—	31
Comprehensive income (as restated—see Note 3)							65,616
Common stock issued under stock incentive plans and related tax benefits	190,499	2	5,217	—	—	—	5,219
Proceeds from issuance of common stock, net of underwriting discounts and offering expenses	3,300,000	33	95,800	—	—	—	95,833
Increase in treasury stock (as restated—see Note 3)	(30,448)	—	—	—	—	207	207
Balance at January 4, 2003 (as restated—see Note 3)	44,065,960	444	346,251	307,634	(386)	(7,210)	646,733
Net income (as restated—see Note 3)	—	—	—	72,759	—	—	72,759
Currency translation adjustment	—	—	—	—	1,777	—	1,777
Comprehensive income (as restated—see Note 3)							74,536
Common stock issued under stock incentive plans and related tax benefits	729,904	6	16,232	—	—	—	16,238
Increase in treasury stock (as restated—see Note 3)	(2,245)	—	—	—	—	(130)	(130)
Balance at January 3, 2004 (as restated—see Note 3)	44,793,619	450	362,483	380,393	1,391	(7,340)	737,377
Net income	—	—	—	60,521	—	—	60,521
Currency translation adjustment	—	—	—	—	1,228	—	1,228
Comprehensive income							61,749
Common stock issued under stock incentive plans and related tax benefits	408,212	5	10,144	—	—	—	10,149
Increase in treasury stock, net	(935)	—	—	—	—	78	78
Balance at January 1, 2005	**45,200,896**	**$455**	**$372,627**	**$440,914**	**$2,619**	**$ (7,262)**	**$809,353**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)

Fiscal Year Ended	January 1, 2005	January 3, 2004	January 4, 2003
		Restated	Restated
Cash flows from operating activities:			
Net income	$ 60,521	$ 72,759	$ 65,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	81,318	71,348	60,124
Deferred income taxes	(1,112)	37,126	30,409
Loss on disposal of assets	3,109	2,025	1,264
Federal tax benefit from common stock issued under stock incentive plans	1,500	2,614	625
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	3,851	(4,914)	4,801
Increase in inventories	(11,997)	(82,266)	(122,171)
Increase in prepaid expenses and other current assets	(6,033)	(8,429)	(12,455)
Increase in deferred charges and other non-current assets	(4,899)	(622)	(1,465)
Increase (decrease) in accounts payable	(5,431)	31,194	47,823
Increase in accrued expenses and other liabilities	56,514	30,057	34,822
Net cash provided by operating activities	177,341	150,892	109,362
Cash flows from investing activities:			
Additions to property and equipment	(119,052)	(113,296)	(110,820)
Cash flows from financing activities:			
Net proceeds from common stock issuance	—	—	95,833
Proceeds from common stock issued under stock incentive plans	8,649	13,624	4,594
Issuance (purchase) of treasury stock	78	(130)	207
Decrease in short-term borrowings	—	(2,119)	(27,930)
Net cash provided by financing activities	8,727	11,375	72,704
Effect of exchange rate changes on cash and cash equivalents	864	553	(78)
Net increase in cash and cash equivalents	67,880	49,524	71,168
Cash and cash equivalents at beginning of year	136,129	86,605	15,437
Cash and cash equivalents at end of year	$ 204,009	$ 136,129	$ 86,605
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 4,018	$ 3,888	$ 5,945
Income taxes	$ 20,407	$ 11,545	$ 5,735

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. BUSINESS

Linens 'n Things, Inc. and its subsidiaries (collectively the "Company") operate in one segment, the retail industry, and had 492 stores in 45 states across the United States and in five provinces in Canada as of the fiscal year ended January 1, 2005. The Company's stores offer a broad assortment of home textiles, housewares and home accessories, carrying both national brands and private label goods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include those of Linens 'n Things, Inc. and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Certain prior period vendor accounts receivable balances have been reclassified to accounts payable to conform with the current period presentation. These reclassifications decreased accounts receivable and accounts payable by equal amounts.

Fiscal Periods

The Company utilizes a 52/53-week period ending on the Saturday nearest the last day of December. Accordingly, fiscal 2004 was a 52-week period that ended January 1, 2005 ("fiscal 2004"), fiscal 2003 was a 52-week period that ended January 3, 2004 ("fiscal 2003") and fiscal 2002 was a 53-week period that ended January 4, 2003 ("fiscal 2002").

Revenue Recognition

The Company recognizes revenue at the time merchandise is purchased by customers at its retail stores or when shipped for merchandise purchased from its website or ordered by telephone. Shipping terms for merchandise purchased from its website or ordered by telephone are FOB shipping point and title passes to the customer upon delivery of the merchandise to the carrier. Shipping and handling fees billed to customers in a sale transaction are included in sales.

Revenue from gift cards, gift certificates and merchandise credits are recognized when redeemed. As part of the Company's private-label credit card ("PLCC") program, when customers purchase merchandise using their PLCC they earn points that enable them to receive future free or discounted merchandise once they reach certain purchase thresholds. The value of these points is accrued for on each PLCC purchase, net of an estimate for points never to be redeemed. The value of these points is reflected as a reduction of net sales and the estimate of the points never to be redeemed is reflected as a reduction of cost of sales in the Consolidated Statements of Operations.

Provisions for estimated future sales returns are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

Inventories

Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market; cost is determined by the retail inventory method of accounting. Amounts are removed from inventory at the average cost method.

Deferred Rent

The Company accrues for scheduled rent increases contained in its leases on a straight-line basis over the expected lease term, beginning when the Company first obtains possession of the premises, including cancelable option periods in those instances where exercising such options is reasonably assured.

Store Opening and Closing Costs

New store opening costs are charged to expense as incurred. Store opening costs primarily include rent, store payroll and general operating costs incurred prior to the store opening.

Prior to the adoption of Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), "Accounting for Costs Associated with Exit or Disposal Activities," in the event a store was closed before its lease expired, the remaining lease obligation, less anticipated sublease rental income, and asset impairment charges related to improvements and fixtures, inventory writedowns, and other miscellaneous closing costs, were provided for in the period in which management determined to close the store. In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million related to the closing of certain under-performing stores (see Note 4). As of January 1, 2005 and January 3, 2004, the Company had $9.0 million and $15.6 million, respectively, remaining related to this reserve related primarily to lease obligations.

The Company has adopted the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after

December 31, 2002. SFAS No. 146 requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the Consolidated Financial Statements at carrying values which approximate fair value due to the short-term nature of these instruments.

Cash and Cash Equivalents

Cash equivalents are considered to be those securities with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for buildings and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years, beginning in the year placed in service. Leasehold improvements, including amounts reimbursed by landlords, are amortized over the expected lease term, including cancelable option periods in those instances where exercising such options is reasonably assured.

Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

Impairment of Long-Lived Assets

Long-lived assets, including fixed assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows to result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value would generally be determined by market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Deferred Charges

Deferred charges, principally lease acquisition fees, are amortized on a straight-line basis, generally over the expected lease term, beginning when the Company first obtains possession of the premises, including cancelable option periods in those instances where exercising such option is reasonably assured.

Goodwill

Prior to fiscal 2002, the excess of acquisition costs over the fair value of net assets acquired was amortized on a straight-line basis over 32 years. In fiscal 2002, the Company adopted SFAS No. 142, "Goodwill and Intangible Assets," which no longer permits the amortization of goodwill.

Costs of Sales

In addition to the cost of inventory sold, the Company includes its buying and distribution expenses in its cost of sales. Buying expenses include all direct and indirect costs to procure merchandise. Distribution expenses include the cost of operating the Company's distribution centers and freight expense related to transporting merchandise.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") in the Consolidated Statements of Operations include store payroll and selling expenses, store occupancy costs, advertising and other corporate expenses.

Vendor Allowances

The Company receives various types of allowances from its merchandise vendors, which are based on negotiated terms, to cover costs such as freight expense, damages and markdowns and advertising. These allowances are recorded as an offset to the expense as incurred or when the merchandise is sold, as applicable, and is reflected as a reduction of cost of sales in accordance with the provisions of the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), issued by the Financial Accounting Standards Board ("FASB") in January 2003.

EITF 02-16 states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of merchandise sold

when recognized in the Company's Consolidated Statement of Operations. That presumption may be overcome when the consideration is either a reimbursement of specific, incremental and identifiable costs incurred to sell the vendor's products, or a payment for assets or services delivered to the vendor. EITF 02-16 was effective for contracts entered into or modified after December 31, 2002. This issue did not have a material impact on the Company's fiscal 2003 Consolidated Financial Statements as substantially all of the Company's vendor contracts in effect during fiscal 2003 were entered into prior to December 31, 2002. Beginning in the first quarter of fiscal 2004, as vendor agreements are initiated or modified, the Company applies the method of accounting for vendor allowances pursuant to EITF 02-16. In connection with the implementation of EITF 02-16, the Company treats certain funds received from vendors as a reduction in the cost of inventory and, as a result, these funds are recognized as a reduction to cost of merchandise sold when the inventory is sold. Vendor allowances, which are reflected as a reduction of inventory, and vendor purchase discounts are amortized to reduce cost of sales on an inventory turn basis. Accordingly, certain funds received from vendors, which were historically reflected as a reduction of advertising expense in SG&A or cost of sales, are now treated as a reduction of cost of inventory as the advertising allowances received are presumed to be reductions in the cost of inventory under EITF 02-16 when the costs cannot be determined as incremental and specifically identifiable.

Advertising Costs

The Company expenses the production costs of advertising at the commencement date of the advertisement. Gross advertising costs were $103.5 million, $95.0 million and $78.6 million for fiscal years 2004, 2003 and 2002, respectively. Prior to the implementation of EITF 02-16 in fiscal 2004, advertising costs, net of vendor credits totaling $24.7 million and $18.8 million for fiscal years 2003 and 2002, respectively, were recorded as a component of selling, general and administrative expenses.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to estimated taxable income to be realized in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

The Company grants stock options and restricted stock units for a fixed number of shares to employees and directors. The exercise prices of the stock options are equal to the fair market value of the underlying shares at the date of grant. The Company has adopted the disclosure provisions of Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In accordance with the provisions of SFAS No. 123, the Company accounts for stock option grants and restricted stock unit grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company does not recognize compensation expense for stock option grants and amortizes restricted stock unit grants at fair market value over specified vesting periods. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148.

For fiscal years ended 2004, 2003 and 2002, the Company accounted for stock options using the intrinsic value method prescribed under APB No. 25, and accordingly, no compensation cost has been recognized in connection with stock option grants in the accompanying Consolidated Financial Statements.

The compensation cost that was charged against income for its restricted stock unit grants is $0.5 million, $0.8 million and $1.9 million for fiscal years 2004, 2003 and 2002, respectively.

In December 2004 the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123 (Revised 2004)"). Effective for the third quarter of fiscal 2005, SFAS No. 123 (Revised 2004) will require the

Company to recognize the grant-date fair value of stock options grants as compensation expense in the Consolidated Statements of Income.

Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

Fiscal Year Ended	2004	2003	2002
		Restated	Restated
(in millions, except per share data)			
Net income:			
As presented	$60.5	$72.8	$65.6
Add: Stock-based employee compensation expense included in net income as presented, net of tax	0.3	0.5	1.2
	60.8	73.3	66.8
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	8.6	11.4	8.1
Pro forma	$52.2	$61.9	$58.7
Net income per share of common stock:			
Basic:			
As presented	$1.34	$1.65	$1.55
Pro forma	$1.16	$1.40	$1.38
Diluted:			
As presented	$1.32	$1.62	$1.51
Pro forma	$1.16	$1.40	$1.38

The effects of applying SFAS No. 123 in this disclosure are not necessarily indicative of future amounts.

The fair value of each stock option grant and restricted stock unit grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants:

Fiscal Year Ended	2004	2003	2002
Expected life (years)	5.0	5.7	6.9
Expected volatility	43.5%	40.7%	47.4%
Risk-free interest rate	3.6%	1.5%	2.2%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted-average fair value of options granted as of January 1, 2005, January 3, 2004 and January 4, 2003 was $10.48, $12.19 and $11.98, respectively. The weighted-average fair value of restricted stock units granted as of January 1, 2005, January 3, 2004 and January 4, 2003 was $12.81, $13.48 and $13.53, respectively.

Earnings Per Share

The Company presents earnings per share on a "basic" and "diluted" basis. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The calculation of basic and diluted earnings per share ("EPS") for fiscal 2004, 2003 and 2002 is as follows (in thousands, except per share amounts):

Fiscal Year Ended	2004	2003	2002
		Restated	Restated
Net income	$60,521	$72,759	$65,585
Average shares outstanding:			
Basic	45,055	44,225	42,409
Effect of outstanding stock options and restricted stock unit grants	749	622	886
Diluted	45,804	44,847	43,295
Earnings per share			
Basic	$ 1.34	$ 1.65	$ 1.55
Diluted	$ 1.32	$ 1.62	$ 1.51

Options for which the exercise price was greater than the average market price of common shares as of the fiscal years ended 2004, 2003 and 2002 were not included in the computation of diluted earnings per share as the effect would be antidilutive. These consisted of options totaling 1,638,000 shares, 2,430,000 shares and 1,560,000 shares, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. The Company's management believes the following critical accounting estimates involve significant estimates and judgments inherent in the preparation of the Consolidated Financial Statements.

Valuation of Inventory—Inventories are valued using the lower of cost or market value, determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, all of which significantly impact the ending inventory valuation at cost. The methodologies utilized by the Company in its application of RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the development of shrinkage reserves and the accounting for price changes.

Sales Returns—The Company estimates future sales returns and records a provision in the period that the related sales are recorded based on historical return rates. Should actual returns differ from the Company's estimates, the Company may be required to revise the recorded provision for future sales returns. As such, estimating sales returns requires management judgment as to changes in preferences and quality of products being sold, among other things; therefore, these estimates may vary materially in the future. The sales returns calculations are regularly compared with actual return experience. In preparing our financial statements for fiscal 2004 and fiscal 2003, the Company's sales returns reserve was approximately $7.4 million and $6.2 million, respectively.

Impairment of Assets—In accordance with SFAS No. 142, the Company reviews goodwill for possible impairment at least annually. Impairment losses are recognized when the implied fair value of goodwill is less than its carrying value. The Company periodically evaluates long-lived assets other than goodwill for indicators of impairment. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired. At the end of fiscal 2004 and fiscal 2003, the Company's net value for property and equipment was approximately $578.8 million and $542.2 million, respectively, and goodwill was $18.1 million for fiscal years 2004 and 2003.

Store Closure Costs—Prior to the adoption of SFAS No. 146, the Company recorded estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of estimated sublease income, markdowns for inventory that will be sold below cost, and other miscellaneous store closing costs, in the period in which management determined to close a store. Such estimates may be subject to change should actual costs differ. In fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) related to the closing of certain under-performing stores. As of January 1, 2005 and January 3, 2004, the Company had $9.0 million and $15.6 million, respectively, remaining related to this reserve. The Company continues to negotiate the lease buyouts or sublease agreements for these stores and based upon final resolution of such negotiations, such estimates may be subject to change.

The Company has adopted the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 does not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

Self-Insurance—The Company purchases third party insurance for worker's compensation, medical, auto and general liability costs that exceed certain levels for each type of insurance program. However, the Company is responsible for the payment of claims for amounts under these insured excess limits. The Company establishes accruals for its insurance programs based on available claims data and historical trend and experience, as well as loss development factors prepared by third party actuaries. In preparing the estimates, the Company also considers the nature and severity of the claims, analysis provided by third party claims administrators, as well as current legal, economic and regulatory factors.

The Company evaluates the accrual and the underlying assumptions periodically and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While the Company believes that the recorded amounts are adequate, there can be no assurance that changes to management's estimates will not occur due to limitations inherent in the estimate process. In the event the Company determines the accruals should be increased or reduced, the Company would record such adjustments in the period in which such determination is made.

The accrued obligation for these self-insurance programs was approximately $14.5 million for fiscal year 2004 and $13.5 million for fiscal year 2003.

Litigation—The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business, which is based on available information and advice from outside counsel where applicable. As additional information becomes available, the Company assesses the potential liability related to its pending claims and may adjust its estimates accordingly.

3. RESTATEMENT OF FINANCIAL STATEMENTS

On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued a clarification regarding accounting for leases under generally accepted accounting principles in the United States of America. As a result of this clarification, the Company reviewed its lease accounting practices and determined that its former methods of accounting for leases and landlord allowances were not consistent with the views expressed by the SEC. As a result, the Company has restated its Consolidated Financial Statements for fiscal 2003 and 2002, contained in this Annual Report.

Historically, the Company had recognized rent expense commencing as of the store opening date as opposed to when the Company took possession of the leased property. The Company's landlords typically provide access to the leased property free-of-charge for a period of time before the store opening so that the Company can build out or fixture the store and stock it with merchandise. Based on its evaluation, the Company now includes this period in calculating straight-line rent expense and amortization of landlord allowances and lease acquisition fees.

The Company has corrected its accounting to recognize rent and amortization expense on a straight-line basis over the expected lease term, including cancelable option periods in those instances where exercising such options is reasonably assured. Previously, the Company did not include these cancelable option periods in calculating straight-line rent expense and amortization expense for lease acquisition fees.

For new stores, the Company generally receives allowances from landlords for the construction of leasehold improvements. Historically, landlord allowances have been classified on the Consolidated Balance Sheets as a reduction of property and equipment, and have been classified as a reduction in capital expenditures on the Consolidated Statements of Cash Flows. The Company now classifies landlord allowances as deferred rent credit reflected in long-term liabilities on the Consolidated Balance Sheets and as an operating activity on the Consolidated Statements of Cash Flows. This adjustment increased both property and equipment and other long-term liabilities on the Consolidated Balance Sheets by approximately $165 million in fiscal 2003 (see item C in the following summary tables for adjustments by year).

The adjustments presented in the following tables include the lease accounting restatement adjustments and other immaterial adjustments and reclassifications described below.

As a result of the lease accounting restatement, SG&A in fiscal 2003 and fiscal 2002 increased approximately $3.9 million and $5.5 million, respectively. Earnings per share on a fully diluted basis decreased by approximately $0.06 and $0.08 for the fiscal years 2003 and 2002, respectively. The cumulative impact of the correction of accounting for leases decreased retained earnings, net of tax, by $16.9 million as of December 29, 2001, with a corresponding increase to deferred income taxes and other long-term liabilities of $13.3 million and a decrease to deferred charges and other non-current assets of $3.5 million (see item A in the following summary tables for adjustments by year).

Certain prior period balances relating to the Company's trade payables program with General Electric Capital Corporation ("GECC") have been adjusted and reclassified (see Note 7). Pursuant to the agreement with GECC any favorable economics realized by GECC for transactions under this program are shared with the Company. The Company now recognizes the gross discount earned as part of the program as a reduction of the cost of inventory in the Consolidated Balance Sheets and records the related portion of interest expense due GECC as interest expense in the Consolidated Statements of Operations. Prior to fiscal 2004, only the Company's share was reflected as a reduction of cost of sales in the Consolidated Statements of Operations. As a result of the adjustment and reclassification, interest expense increased approximately $3.0 million and $3.3 million in fiscal 2003 and 2002, respectively. Cost of sales decreased approximately $3.5 million and $2.8 million in fiscal 2003 and 2002, respectively. Earnings per share on a fully diluted basis increased by approximately $0.01 and decreased by approximately $0.01 for the fiscal years ended 2003 and 2002, respectively. Retained earnings, net of tax, decreased by approximately $1.0 million as of December 29, 2001, with a corresponding decrease to inventories of $1.7 million and a decrease to accrued expenses and other current assets of $0.7 million (see item B in the following summary tables for adjustments by year).

Following is a summary of the effects of these changes on the Company's Consolidated Balance Sheet as of January 3, 2004, as well as the effects of these changes on the Company's Consolidated Statements of Operations, Cash Flows and Shareholders' Equity for each of the two fiscal years ended January 3, 2004:

	Consolidated Statements of Operations *(in thousands, except per share data)*		
Fiscal Year Ended January 3, 2004 (Restated)	As Previously Reported	Adjustments*	As Restated
Cost of sales	$1,430,422	$(3,542)(B)	$1,426,880
Gross profit	964,850	3,542 (B)	968,392
Selling, general and administrative expenses	842,897	3,929 (A)	846,826
Operating profit	121,953	(3,929)(A) 3,542 (B) (387)	121,566
Interest expense	1,045	2,956 (B)	4,001
Interest expense, net	876	2,956 (B)	3,832
Income before income taxes	121,077	(3,929)(A) 586 (B) (3,343)	117,734
Provision for income taxes	46,252	(1,501)(A) 224 (B) (1,277)	44,975
Net income	74,825	(2,428)(A) 362 (B) (2,066)	72,759
Net income per share —basic	$ 1.69	$ (0.05)(A) 0.01 (B) (0.04)	$ 1.65
Net income per share —fully diluted	$ 1.67	$ (0.06)(A) 0.01 (B) (0.05)	$ 1.62

Fiscal Year Ended January 4, 2003 (Restated)	As Previously Reported	Adjustments*	As Restated
	Consolidated Statements of Operations (in thousands, except per share data)		
Cost of sales	$1,311,370	$(2,846)(B)	$1,308,524
Gross profit	873,346	2,846 (B)	876,192
Selling, general and administrative expenses	759,077	5,513 (A)	764,590
Operating profit	114,269	(5,513)(A)	111,602
		2,846 (B)	
		(2,667)	
Interest expense	2,329	3,259 (B)	5,588
Interest expense, net	2,250	3,259 (B)	5,509
Income before income taxes	112,019	(5,513)(A)	106,093
		(413)(B)	
		(5,926)	
Provision for income taxes	42,773	(2,107)(A)	40,508
		(158)(B)	
		(2,265)	
Net income	69,246	(3,406)(A)	65,585
		(255)(B)	
		(3,661)	
Net income per share —basic	$ 1.63	$ (0.08)(A)	$ 1.55
Net income per share —fully diluted	$ 1.60	$ (0.08)(A)	$ 1.51
		(0.01)(B)	
		(0.09)	

January 3, 2004 (Restated)	As Previously Reported	Adjustments*	As Restated
	Consolidated Balance Sheet (in thousands)		
Inventories	$ 701,928	$ (1,522)(B)	$ 700,406
Total current assets	902,136	(1,522)(B)	900,614
Property and equipment, net	377,244	164,947 (C)	542,191
Deferred charges and other non-current assets, net	10,783	(4,258)(A)	6,525
Total assets	1,308,289	(4,258)(A)	1,467,456
		(1,522)(B)	
		164,947 (C)	
		159,167	
Accrued expenses and other current liabilities	176,775	(581)(B)	176,194
Total current liabilities	442,676	(581)(B)	442,095
Deferred income taxes and other long-term liabilities	104,623	183,361 (A)(C)	287,984
Total liabilities	547,299	18,414 (A)	730,079
		(581)(B)	
		164,947 (C)	
		182,780	
Retained earnings	404,006	(22,672)(A)	380,393
		(941)(B)	
		(23,613)	
Total shareholders' equity	760,990	(22,672)(A)	737,377
		(941)(B)	
		(23,613)	
Total liabilities and shareholders' equity	1,308,289	(4,258)(A)	1,467,456
		(1,522)(B)	
		164,947 (C)	
		159,167	

	Consolidated Statements of Cash Flows (in thousands)		
Fiscal Year Ended January 3, 2004 (Restated)	As Previously Reported	Adjustments*	As Restated
Net cash provided by operating activities	$119,090	$ 31,802 (C)	$ 150,892
Additions to property and equipment	(81,494)	(31,802)(C)	(113,296)
Cash paid for interest	932	2,956 (B)	3,888

Fiscal Year Ended January 4, 2003 (Restated)	As Previously Reported	Adjustments*	As Restated
Net cash provided by operating activities	$ 80,729	$ 28,633 (C)	$ 109,362
Additions to property and equipment	(82,187)	(28,633)(C)	(110,820)
Cash paid for interest	2,686	3,259 (B)	5,945

	Consolidated Statements of Shareholders' Equity and Comprehensive Income (in thousands)		
At December 29, 2001 (Restated)	As Previously Reported	Adjustments*	As Restated
Retained earnings	$259,935	$ (16,838)(A)	$ 242,049
		(1,048)(B)	
		$ (17,886)	

*A—lease accounting restatement

B—GECC inventory discount adjustment and reclassification

C—lease accounting restatement (landlord allowance adjustment only)

Certain prior period balances relating to the Company's deferred compensation plan have been reclassified. The Company's total liability amounting to $2.8 million for fiscal 2003 was reclassified to accrued expenses and other current liabilities from deferred income taxes and other long-term liabilities. In addition, the plan's investment in the Company's common stock totaling $0.7 million for fiscal 2003 was reclassified to treasury stock from prepaid expenses and other current assets. These amounts are included in the "As Previously Reported" column in the preceding summary tables.

4. RESTRUCTURING AND ASSET IMPAIRMENT CHARGE

In fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative called for the closing of certain under-performing stores, which did not meet the Company's profit objectives. In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. Because all of the stores were leased, the Company is not responsible for the disposal of property other than fixtures. A pre-tax writedown of $9.5 million was recorded as a reduction in property and equipment for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. A pre-tax reserve of $4.0 million was established for other estimated miscellaneous store closing costs. Additionally, a pre-tax charge of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed. Certain components of the restructuring charge were based on estimates and may be subject to change in the future. The Company has closed all of the initially identified stores other than one store, which the Company decided to keep open and whose reserve was reversed, and one other store which is expected to be closed in fiscal 2005.

As of January 1, 2005, the Company has $9.0 million remaining in the 2001 restructuring and asset impairment charge. The following table displays a roll forward of the activity for fiscal years 2004 and 2003, and the reserves remaining as of January 1, 2005 ($ in millions):

	Remaining at 1/04/03	Fiscal 2003 Usage	Remaining at 1/03/04	Fiscal 2004 Usage	**Remaining at 1/01/05**
Lease commitments	$19.4	$(3.8)	$15.6	$(6.6)	**$9.0**
Other	2.8	(2.8)	—	—	**—**
	$22.2	$(6.6)	$15.6	$(6.6)	**$9.0**

The 2004 usage primarily consists of payments for lease commitments. The 2004 activity also includes the reversal of estimated lease commitment costs of approximately $1.1 million as these reserves were not needed, offset by an increase to lease commitment costs by approximately $1.8 million due to changes in estimates based on current negotiations. The 2003 activity primarily consists of payments for lease commitments and miscellaneous store closing costs. The 2003 activity also includes the reversal of estimated lease commitment and other store closing costs of $2.3 million as these reserves were not needed. In addition, changes in estimates to lease commitment costs based on

negotiations resulted in the increase to lease commitment costs of $2.5 million during fiscal 2003. The net changes in the restructuring reserve have been reflected within SG&A on the Consolidated Statements of Operations. The restructuring reserve balance is included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

5. ACCOUNTS RECEIVABLE

Fiscal Year Ended	2004	2003
Accounts receivable consisted of the following (in thousands):		
Credit card settlements due	$16,538	$24,070
Due from landlords	5,431	2,510
Other	3,797	2,951
	$25,766	$29,531

Amounts due from landlords are allowances provided by landlords to cover certain new store capital costs.

The Company has typically not provided an allowance for doubtful accounts for these receivables, as its bad debt experience has been insignificant.

6. PROPERTY AND EQUIPMENT

Fiscal Year Ended	2004	2003
Property and equipment consisted of the following (in thousands):		Restated
Land	$ 1,480	$ 400
Building	6,080	4,760
Furniture, fixtures and equipment	556,822	496,955
Leasehold improvements	371,095	323,192
Computer software	26,152	21,496
	961,629	846,803
Less:		
Accumulated depreciation and amortization	382,813	304,612
	$578,816	$542,191

7. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accounts Payable

The Company maintains a trade payables program with General Electric Capital Corporation ("GECC") under which GECC pays participating Company suppliers the amount due from the Company in advance of the original due date. In exchange for the earlier payment, these suppliers accept a discounted payment. On the original due date of the payables, the Company pays GECC the full amount. Pursuant to the agreement any favorable economics realized by GECC for transactions under this program are shared with the Company. The Company recognizes the total vendor discount realized by GECC as a reduction of the cost of inventory in the Consolidated Balance Sheets and records the share of the vendor discount due GECC as interest expense in the Consolidated Statements of Operations. At January 1, 2005 and January 3, 2004, the Company owed approximately $65.0 million and $66.2 million, respectively, to GECC under this program. These balances are included in the Company's accounts payable. Either party may terminate the program for any reason after giving 30 days of prior written notice. The maximum amount permitted under the program was $95 million as of January 1, 2005.

In addition, included in accounts payable are amounts for gift card liabilities of $30.5 million and $27.5 million as of January 1, 2005 and January 3, 2004, respectively. Gift cards that are not expected to be redeemed are recorded as a reduction to selling, general and administrative expense in the Consolidated Statements of Operations. Such amounts recognized for fiscal 2004, 2003 and 2002 amounted to $5.3 million, $2.5 million and $1.0 million, respectively.

Accrued Expenses and Other Current Liabilities

Fiscal Year Ended	2004	2003
Accrued expenses and other current liabilities consisted of the following (in thousands):		Restated
Other taxes payable	$ 33,123	$ 27,513
Income taxes payable	31,381	15,247
Salaries and employee benefits	22,376	24,320
Other	125,764	109,114
	$212,644	$176,194

Included in "other" are miscellaneous store operating and corporate office accrued expenses.

8. SHORT-TERM BORROWING ARRANGEMENTS

In November 2004, the Company entered into a $250 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders to expire November 23, 2009. The Credit Agreement allows for up to $50 million of borrowings from additional lines of credit outside of the Credit Agreement. As of January 1, 2005, the additional lines of credit include committed facilities of approximately $17 million that expire on May 31, 2005 and $12 million that expire on June 15, 2005 and are subject to periodic renewal arrangements. The Credit Agreement

replaced the $150 million senior revolving credit facility amended June 2002, which allowed for up to $40 million in borrowings from additional lines of credit outside the agreement ("2002 Credit Agreement").

Under the Credit Agreement, interest on all borrowings is determined based upon several alternative rates, including a fixed margin above LIBOR. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio and a maximum leverage ratio. As of January 1, 2005, the Company was in compliance with its covenants under the Credit Agreement. Under the Credit Agreement, the amount of dividends that the Company may pay may not exceed the sum of $50 million plus, on a cumulative basis, an amount equal to 25% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending April 3, 2004. The Company has never paid cash dividends and does not currently anticipate paying cash dividends in the future. At various times throughout 2004 and 2003, the Company borrowed against the Credit Agreement and the 2002 Credit Agreement for seasonal working capital needs. As of January 1, 2005, the Company had no borrowings under the Credit Agreement and no borrowings under the additional lines of credit. The Company also had $76.2 million of letters of credit outstanding as of January 1, 2005, which included standby letters of credit issued primarily under the Credit Agreement and import letters of credit used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements.

9. DEFERRED INCOME TAXES AND OTHER LONG-TERM LIABILITIES

Fiscal Year Ended	2004	2003
Deferred income taxes and other long-term liabilities consisted of the following (in thousands):		Restated
Deferred income taxes	$ 62,720	$ 54,697
Deferred rent	69,390	62,410
Deferred rent credit	176,975	165,677
Other	9,153	5,200
	$318,238	$287,984

Deferred rent represents the unamortized accrual for scheduled rent increases contained in its leases and deferred rent credits represent the unamortized portion of landlord allowances.

10. LEASES

The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2029. The leases generally contain renewal options for periods ranging from 5 to 20 years in total and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of net sales as defined by lease agreements. Net rental expense for all operating leases was as follows (in thousands):

Fiscal Year Ended	2004	2003	2002
		Restated	Restated
Minimum rentals	$248,543	$221,424	$199,280
Contingent rentals	17	34	128
	248,560	221,458	199,408
Less:			
Sublease rentals	3,599	2,903	3,128
	$244,961	$218,555	$196,280

At fiscal year end 2004, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores and the one remaining store planned to be closed resulting from the 2001 restructuring and asset impairment charge were as follows (in thousands):

Fiscal Year	
2005	$ 257,622
2006	263,469
2007	262,630
2008	259,830
2009	257,041
Thereafter	1,426,275
	$2,726,867
Total future minimum sublease rentals	$ 38,771

As of March 17, 2005, the Company had fully executed leases for 60 stores planned to open in fiscal years 2005 and 2006, for which aggregate minimum rental payments over the term of the leases is approximately $264.8 million. The table above includes payments for stores that had fully executed leases as of January 1, 2005.

The Company also has assigned property at a retail location in which the Company guarantees the payment of rent over the specified lease term in the event of nonperformance. As of January 1, 2005, the maximum potential amount of future payments the Company could be required to make under such guarantee is approximately $0.9 million.

11. STOCK INCENTIVE PLANS

The Company has adopted the 2004 Stock Award and Incentive Plan (the "2004 Plan"). The 2004 Plan provides for the granting of options, restricted stock unit grants and other stock-based awards (collectively, "awards") to key employees and non-employee directors. The 2004 Plan replaced both the Company's 2000 Stock Award and Incentive Plan (the "2000 Plan") and the Broad-Based Equity Plan. The 2000 Plan replaced both the Company's 1996 Incentive Compensation Plan (the "1996 Plan") and the 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Therefore, no future awards will be made under the 2000 Plan, the Broad-Based Equity Plan, the 1996 Plan or the Directors' Plan (collectively, the "Prior Plans"), although outstanding awards under the Prior Plans will continue to be in effect. The Company has also adopted the New Hire Authorization. The New Hire Authorization provides for the granting of awards as an inducement to a person being retained for employment by the Company.

Under the 2004 Plan, an aggregate of 4,000,000 shares (plus any shares under outstanding awards under the Prior Plans which become available for further grants) was authorized for issuance of awards. Under the New Hire Authorization, an aggregate of 500,000 shares was authorized.

Stock options under the 2004 Plan and the New Hire Authorization are granted with exercise prices at the fair market value of the underlying shares at the date of grant. The right to exercise options generally commences one to five years after the grant date, and the options expire between five to ten years after the grant date. Restrictions on restricted stock unit grants lapse over vesting periods of up to five years. Restricted stock unit grants are considered outstanding as of the grant date for purposes of computing diluted EPS and are considered outstanding upon vesting for purposes of computing basic EPS.

At fiscal year end 2004, 11,250 restricted stock unit grants were outstanding under the 2000 Plan. During fiscal 2004, 6,750 restricted stock unit grants were released, no restricted stock unit grants were awarded and no restricted stock unit grants were canceled.

At fiscal year end 2004, 15,815 restricted stock unit grants were outstanding under the Broad-Based Equity Plan. During 2004, 9,300 restricted stock unit grants were released, 1,557 restricted stock unit grants were awarded and 8,267 restricted stock unit grants were canceled.

At fiscal year end 2004, 62,500 restricted stock unit grants were outstanding under the 2004 Plan. During 2004, 2,500 restricted stock unit grants were released, 65,000 restricted stock unit grants were awarded and no restricted stock unit grants were canceled.

At fiscal year end 2004, 25,000 restricted stock unit grants were outstanding under the New Hire Authorization. During 2004, no restricted stock unit grants were released, 25,000 restricted stock unit grants were awarded and no restricted stock unit grants were canceled.

At fiscal year end 2004, 1,239,018 stock options were outstanding under the 1996 Plan. During fiscal 2004, no stock options were granted, 65,625 stock options were exercised, 210,977 stock options were canceled, and 1,239,018 stock options were exercisable at fiscal year end 2004 under the 1996 Plan.

At fiscal year end 2004, 48,800 stock options were outstanding under the Directors' Plan. During fiscal 2004, no stock options were granted, no stock options were exercised, no stock options were canceled, and 48,800 stock options were exercisable at fiscal year end 2004 under the Directors' Plan.

At fiscal year end 2004, 1,474,759 stock options were outstanding under the 2000 Plan. During fiscal 2004, no stock options were granted, 71,673 stock options were exercised, 13,339 stock options were canceled, and 1,141,268 stock options were exercisable at fiscal year end 2004 under the 2000 Plan.

At fiscal year end 2004, 1,786,915 stock options were outstanding under the Broad-Based Equity Plan. During fiscal 2004, 11,600 stock options were granted, 244,648 stock options were exercised, 174,170 stock options were canceled, and 982,663 stock options were exercisable at fiscal year end 2004 under the Broad-Based Equity Plan.

At fiscal year end 2004, 1,219,595 stock options were outstanding under the 2004 Plan. During fiscal 2004, 1,223,095 stock options were granted, no stock options were exercised, 1,000 stock options were canceled, and 290 stock options were exercisable at fiscal year end 2004 under the 2004 Plan.

At fiscal year end 2004, 300,000 stock options were outstanding under the New Hire Authorization. During fiscal 2004, 300,000 stock options were granted, no stock options were exercised, no stock options were canceled, and no stock options were exercisable at fiscal year end 2004 under the New Hire Authorization.

The following tables summarize information about stock option transactions for the 2004 Plan, the New Hire Authorization, and the Prior Plans:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 29, 2001	4,422,633	$ 22.91
Options granted	1,291,395	$ 24.03
Options exercised	129,472	$ 18.89
Options canceled	237,308	$ 24.57
Balance at January 4, 2003	5,347,248	$ 23.21
Options granted	1,056,625	$ 27.13
Options exercised	717,652	$ 17.70
Options canceled	370,397	$ 23.19
Balance at January 3, 2004	5,315,824	$ 24.72
Options granted	1,534,695	$ 25.56
Options exercised	381,946	$ 20.46
Options canceled	399,486	$ 27.54
Balance at January 1, 2005	**6,069,087**	**$25.02**
Options Exercisable as of:		
January 4, 2003	2,273,230	$ 22.62
January 3, 2004	3,102,033	$ 25.06
January 1, 2005	**3,412,039**	**$24.76**

	Options Outstanding		
Range of Exercise Price	Outstanding as of January 1, 2005	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
$ 7.75–$11.50	107,150	1.9	$ 7.94
$11.51–$17.25	4,300	2.5	$13.76
$17.26–$21.50	1,320,225	6.0	$19.85
$21.51–$25.75	2,214,929	5.5	$24.36
$25.76–$32.50	2,367,583	5.3	$29.04
$32.51–$48.75	54,900	6.2	$36.68
Total	6,069,087	5.5	$25.02

	Options Exercisable	
Range of Exercise Price	Outstanding as of January 1, 2005	Weighted-Average Exercise Price
$ 7.75–$11.50	107,150	$ 7.94
$11.51–$17.25	4,300	$13.76
$17.26–$21.50	1,111,338	$19.99
$21.51–$25.75	723,891	$23.59
$25.76–$32.50	1,428,117	$30.03
$32.51–$48.75	37,243	$37.48
Total	3,412,039	$24.76

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan. Company contributions to the plan amounted to approximately $1.4 million, $1.2 million and $1.2 million for fiscal years 2004, 2003 and 2002, respectively.

Effective July 1, 1999, the Company established a Supplemental Executive Retirement Program ("SERP"). The SERP, which in part is funded with the cash surrender values of certain life insurance policies owned by the Company, provides eligible executives with supplemental pension benefits, in addition to amounts received under the Company's 401(k) benefit plan. Under the terms of the SERP, upon termination of employment with the Company, eligible participants will be entitled to benefits determined under the SERP beginning at or after age 55. The SERP has three components: (i) a defined benefit component, (ii) a split dollar insurance component, which is frozen due to limitations imposed by the Sarbanes-Oxley Act prohibiting the Company from paying premiums into the policy beginning with the 2003 premium payment and (iii) a new defined contribution component, which was established in 2004 because of the restrictions on further premium payments under the split dollar insurance arrangement. This new component is designed to provide, together with the defined benefit component and the frozen split dollar policy, total projected benefits similar to what would have been provided if the split dollar insurance arrangement had not been frozen. Currently, only the Company's Chairman and Chief Executive Officer is a participant under the SERP, although additional participants could be added in the future. The Company recorded expenses related to the SERP of approximately $170,000, $875,000 and $3,000 for fiscal years 2004, 2003 and 2002, respectively. Included in fiscal 2003 SERP expense is $784,000 related to the departure of a former executive.

13. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant

components of the Company's deferred tax assets and liabilities were as follows (in thousands):

Fiscal Year Ended	2004	2003
		Restated
Deferred tax assets:		
Employee benefits	$ 4,917	$ 5,020
Lease termination costs	3,393	5,905
State NOL	3,183	3,023
Other	1,372	1,893
Total deferred tax assets	12,865	15,841
Deferred tax liabilities:		
Inventories	$ 11,921	$ 26,260
Property and equipment	68,993	58,742
Total deferred tax liabilities	80,914	85,002
Net deferred tax liability	$ 68,049	$ 69,161

Deferred tax assets at January 1, 2005 include state net operating loss carryforward ("NOL") of approximately $64.4 million, expiring at various dates between 2006 and 2021. Based on the Company's analysis, a valuation allowance is not required since it is more likely than not that the NOL will be utilized and deferred tax assets will be realized.

At January 1, 2005 and January 3, 2004, the net deferred tax liability was included in the Consolidated Balance Sheets as follows (in thousands):

	2004	2003
		Restated
Current deferred taxes	$ (5,329)	$(14,464)
Other	(62,720)	(54,697)
Net deferred tax liability	$ 68,049	$ 69,161

The components of income before income taxes comprised the following:

Fiscal Year Ended	2004	2003	2002
(in thousands)		Restated	Restated
Domestic	$91,989	$113,102	$108,187
Foreign	5,940	4,632	(2,094)
Total	$97,929	$117,734	$106,093

The provision for income taxes comprised the following for:

Fiscal Year Ended	2004	2003	2002
(in thousands)		Restated	Restated
Current:			
U.S. Federal	$28,212	$ 5,835	$ 9,000
U.S. State	8,932	612	1,099
Non-U.S.	1,376	1,402	—
	38,520	7,849	10,099
Deferred:			
U.S. Federal	2,971	32,600	27,654
U.S. State	(4,977)	4,264	3,553
Non-U.S.	894	262	(798)
	(1,112)	37,126	30,409
Total	$37,408	$44,975	$40,508

The Company has not recognized any United States tax expense on its undistributed international earnings since it has an intention to reinvest the earnings outside the United States for the foreseeable future. These undistributed earnings total approximately $11.7 million at January 1, 2005.

The American Job Creation Act of 2004 ("the Act") was signed into law on October 22, 2004. The Act contains numerous amendments and additions to the U.S. corporate income tax rules. None of these changes, either individually or in the aggregate, is expected to have a significant effect on the Company's income tax liability. The Company does not expect to take advantage of the Act's repatriation provisions.

The following is a reconciliation between the statutory Federal income tax rate and the effective rate for:

Fiscal Year Ended	2004	2003	2002
		Restated	Restated
Effective tax rate	38.2%	38.2%	38.2%
State income taxes, net of Federal benefit	(2.6)	(2.7)	(2.8)
Foreign taxes	(0.3)	(0.1)	0.1
Other	(0.3)	(0.4)	(0.5)
Statutory Federal income tax rate	35.0%	35.0%	35.0%

14. COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

15. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

Summarized quarterly financial information in fiscal 2004 and 2003, restated for the Company's adjustments to its methods of accounting for leases and leasehold improvements as well as its trade payable program with GECC (see Note 3), is as follows:

Restated for All Fiscal Year 2003 Quarters and First Three Fiscal 2004 Quarters

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net sales					
2004 (Reported)	$552,800	$578,749	$654,196	$875,724	$2,661,469
2003 (Reported)	$ 480,471	$ 523,672	$ 602,816	$ 788,313	$ 2,395,272
Gross profit[2]					
2004 (Reported)	220,454	232,499	268,005	348,741	1,069,699
Adjustments	792	177	1,101	—	2,070
2004 (Restated)	221,246	232,676	269,106	348,741	1,071,769
2003 (Reported)	192,841	213,698	241,948	316,363	964,850
Adjustments	1,412	306	804	1,020	3,542
2003 (Restated)	194,253	214,004	242,752	317,383	968,392
Operating profit[2]					
2004 (Reported)	64	1,610	27,878	72,689	102,241
Adjustments	(1,106)	(409)	564	—	(951)
2004 (Restated)	(1,042)	1,201	28,442	72,689	101,290
2003 (Reported)	3,440	9,518	34,184	74,811	121,953
Adjustments	(383)	(690)	(98)	784	(387)
2003 (Restated)	3,057	8,828	34,086	75,595	121,566
Net income[2]					
2004 (Reported)	30	879	17,230	44,361	62,500
Adjustments	(1,142)	(782)	(55)	—	(1,979)
2004 (Restated)	(1,112)	97	17,175	44,361	60,521
2003 (Reported)	2,078	5,704	20,980	46,063	74,825
Adjustments	(722)	(914)	(542)	112	(2,066)
2003 (Restated)	1,356	4,790	20,438	46,175	72,759

Restated for All Fiscal Year 2003 Quarters and First Three Fiscal 2004 Quarters

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net income per share[2]					
Basic[1]					
2004 (Reported)	**$ —**	**$ 0.02**	**$ 0.38**	**$ 0.98**	**$ 1.39**
Adjustments	**(0.02)**	**(0.02)**	**—**	**—**	**(0.05)**
2004 (Restated)	**$ (0.02)**	**$ —**	**$ 0.38**	**$ 0.98**	**$ 1.34**
2003 (Reported)	$ 0.05	$ 0.13	$ 0.47	$ 1.04	$ 1.69
Adjustments	(0.02)	(0.02)	(0.01)	—	(0.04)
2003 (Restated)	$ 0.03	$ 0.11	$ 0.46	$ 1.04	$ 1.65
Diluted[1]					
2004 (Reported)	**$ —**	**$ 0.02**	**$ 0.38**	**$ 0.97**	**$ 1.36**
Adjustments	**(0.02)**	**(0.02)**	**—**	**—**	**(0.04)**
2004 (Restated)	**$ (0.02)**	**$ —**	**$ 0.38**	**$ 0.97**	**$ 1.32**
2003 (Reported)	$ 0.05	$ 0.13	$ 0.47	$ 1.02	$ 1.67
Adjustments	(0.02)	(0.02)	(0.02)	—	(0.05)
2003 (Restated)	$ 0.03	$ 0.11	$ 0.45	$ 1.02	$ 1.62

1 Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the fiscal year.

2 As restated—see Note 3 for further discussion.

16. MARKET INFORMATION (UNAUDITED)

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. At the end of fiscal 2004, there were 17,723 beneficial shareholders. The high and low trading price of the Company's common stock for each quarter is as follows:

For Fiscal 2004	High	Low
First Quarter	**$36.15**	**$27.70**
Second Quarter	**$36.12**	**$27.01**
Third Quarter	**$28.93**	**$23.17**
Fourth Quarter	**$26.44**	**$21.70**

For Fiscal 2003	High	Low
First Quarter	$23.98	$19.49
Second Quarter	$24.93	$19.27
Third Quarter	$29.31	$23.78
Fourth Quarter	$30.45	$24.64

The Company paid no dividends on its common stock in fiscal 2004 and 2003. Management of the Company currently intends to retain its earnings to finance the growth and development of its business and does not currently anticipate paying cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company, satisfying all requirements under its bank financing agreement and such other factors as the Company's Board of Directors may consider relevant. In addition, the Company's credit facility currently limits the amount of cash dividends (see Note 8).

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 1, 2005. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.

In performing its assessment, management evaluated the Company's processes and practices in place to ensure the propriety of the Company's accounting for leases and landlord allowances. As a result of this evaluation, management concluded that the Company's internal control over the selection and monitoring of appropriate assumptions and factors affecting accounting for leases and landlord allowances were not effective as of January 1, 2005. These internal control deficiencies resulted in errors in the Company's accounting for leasehold improvements funded by landlord incentives and allowances under operating leases and accordingly, the Audit Committee of the Board of Directors (the "Committee") and Company senior management determined to restate certain of the Company's previously issued financial statements to correct its accounting for leases and landlord allowances. The restatement of the financial statements is described in Note 3 to the Consolidated Financial Statements.

A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 2), or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. PCAOB Auditing Standard No. 2 identifies a number of circumstances that are to be regarded as at least significant deficiencies as well as strong indicators that a material weakness exists because of their likely significant negative effect on internal control over financial reporting. The restatement of previously issued financial statements is one of these circumstances. Management evaluated the impact of the aforementioned restatement of previously issued financial statements on the Company's assessment of its system of internal control and has concluded that the control deficiency that resulted in the incorrect accounting for leases and landlord allowances represented a material weakness in the Company's internal control over financial reporting as of January 1, 2005.

As a result of the aforementioned material weakness in the Company's internal control over financial reporting, management has concluded that, as of January 1, 2005, the Company's internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on the criteria set forth by the COSO of the Treadway Commission in "Internal Control—Integrated Framework."

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting. This report follows on the next page.

Report of Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting

The Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Linens 'n Things, Inc. and Subsidiaries did not maintain effective internal control over financial reporting as of January 1, 2005, because of the effect of the Company's ineffective controls over the selection and monitoring of the appropriate assumptions and factors affecting accounting for leases and landlord allowances, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Linens 'n Things, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment: As of January 1, 2005, the Company's internal control over the selection and monitoring of assumptions and factors affecting the accounting for leases and landlord allowances were not effective in providing reasonable assurance regarding the reliability of the related financial reporting in accordance with generally accepted accounting principles. As a result of these deficiencies in the Company's internal control, accounting errors in certain current and prior period financial statements were identified and such financial statements were restated to reflect correction to the accounting errors.

(continued)

Report of Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting *(continued)*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended January 1, 2005. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 31, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that Linens 'n Things, Inc. did not maintain effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Linens 'n Things, Inc. has not maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP

KPMG LLP

New York, New York
March 31, 2005

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended January 1, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in fiscal 2004, the Company changed its method of accounting for vendor allowance arrangements to conform to the requirements of Emerging Issues Task Force Issue No. 02-16.

As discussed in note 3 to the consolidated financial statements, the accompanying consolidated balance sheet as of January 3, 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for the years ended January 3, 2004 and January 4, 2003, have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Linens 'n Things, Inc.'s and Subsidiaries' internal control over financial reporting as of January 1, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP

New York, New York
March 31, 2005

Where We Are

UNITED STATES

Alabama
Birmingham • Florence • Hoover • Huntsville • Mobile • Montgomery

Arizona
Chandler • Fort Smith • Goodyear • Peoria • Phoenix • Prescott • Scottsdale (2) • Surprise • Tempe • Tucson (2) • Yuma

Arkansas
Little Rock • North Little Rock • Rogers

California
Bakersfield • Brea • Brentwood • Burbank • Camarillo • Chico • Chino • Citrus Heights • Corona • Costa Mesa • Encinitas • Fairfield • Folsom • Fremont • Fresno • Fullerton • Gilroy • Goleta • La Jolla • La Mesa • Long Beach • Los Angeles • Merced • Milpitas • Mission Viejo • Modesta • Montclair • Moorpark • Northridge • Orange • Palmdale • Pasadena • Puente Hills • Rancho Mirage • Rancho Santa Margarita • Riverside • Rohnert Park • Roseville • Sacramento (2) • San Diego • San Jose (2) • Santa Maria • Sherman Oaks • Stockton • Temecula • Thousand Oaks • Torrance • Tracy • Tustin • Valencia • Vallejo • Ventura • West Hills • Union City

Colorado
Aurora (2) • Broomfield • Colorado Springs • Denver • Englewood • Ft. Collins • Lakewood • Littleton (2) • Thorton • Westminster

Connecticut
Danbury • Enfield • Fairfield • Farmington • Lisbon • Manchester • Meriden • Milford • Norwalk (2) • Plainville • Waterbury • Waterford

Delaware
Christiana

Florida
Altamonte Springs • Aventura • Boca Raton • Brandon • Clearwater • Coral Springs • Davie • Delray Beach • Destin • Ft. Lauderdale • Ft. Meyers • Gainesville • Jacksonville • Jupiter • Miami (3) • Naples (2) • Orlando (3) • Oveido • Pembroke Pines • Pensacola • Port Richey • Sarasota • St. Petersburg • Stuart • Tampa • Venetian • Vero Beach • Viera • Wellington Beach • West Palm Beach

Georgia
Alpharetta • Atlanta (3) • Buford • East Point • Fayetteville • Kennesaw • Lawrenceville • Lithonia • Macon • Morrow • Newnan • Norcross • Rosewell • Snellville • West Cobb

Idaho
Boise

Illinois
Batavia • Bloomingdale • Bolingbrook • Champaign • Chicago • Crystal Lake • Downers Grove • Fairview Heights • Gurnee • Joliet • Matteson • Naperville • Oakbrook • Orland Park • Palatine • Peoria • River Forest • Rockford • Schaumburg • Skokie • Vernon Hills • Wheaton

Indiana
Avon • Evansville • Ft. Wayne • Greenwood • Indianapolis • Mishawaka • Noblesville • Schererville

Kansas
Lenexa • Olathe • Wichita

Kentucky
Florence • Lexington • Louisville • Paducah

Louisiana
Baton Rouge • Harahan • Harvey • Lafayette • Metairie

Maine
Augusta • Kittery • S. Portland

Maryland
College Park • Elliot City • Largo • Rockville • Towson • Waldorf

Massachusetts
Bellingham • Braintree • Burlington • Chelmsford • Danvers • Dedham • Framingham • Hadley • Hyannis • Kingston • Lanesboro • Leominster • Marlboro • Millbury • Newton • Sturbridge • Taunton • Watertown • Weymouth

Michigan
Ann Arbor • Grandville • Kentwood • Lansing • Livonia • Novi • Orion Township • Rochester Hills • Sterling Heights • Troy • W. Bloomfield Twp. • Walker

Minnesota
Burnsville • Coon Rapids • Maple Grove • Minnetonka • Roseville

Mississippi
Flowood

Missouri
Chesterfield • Clayton • Fenton • Independence • Kansas City (2) • Manchester

Montana
Billings • Missoula

Nebraska
Lincoln • Omaha

Nevada
Henderson • Las Vegas (2)

New Hampshire
Bedford • Concord • Nashua • Newington • Salem

New Jersey
Bridgewater • Flemington • Freehold • Hamilton • Holmdel • Howell • Jersey City • Ledgewood • Livingston • Mays Landing • Mount Laurel • Paramus • Phillipsburg • Princeton • Rockaway • Shrewsbury • Springfield • Toms River • Totowa • Woodbridge

New Mexico
Albuquerque (2) • Santa Fe

New York
Bay Shore • Brewster • Brooklyn • Bronx • Buffalo • Carle Place • Cheektowaga • Clarence • Clifton Park • Colonie • Commack • Cortlandt • Harriman • Kingston • Massapequa • Middletown • New Rochelle • Niagara • Patchogue • Portchester • Poughkeepsie • Riverhead • Rochester (2) • Scarsdale • Staten Island • Stony Brook • Utica • Victor

North Carolina
Cary • Charlotte (2) • Durham (2) • Fayetteville • Garner • Greensboro • Greenville • Hickory • Mooresville • Pineville • Raleigh (2) • Wilmington • Winston-Salem

North Dakota
West Fargo

Ohio
Avon • Bainbridge • Boardman • Cincinnati (2) • Columbus (2) • Cuyahoga Falls • Dayton • Mayfield Heights • Mentor • Niles • Rossford • West Chester

Oklahoma
Oklahoma City • Tulsa

Oregon
Beaverton • Bend • Clackamas • Hillsboro • Medford • Portland • Salem

Pennsylvania
Camp Hill • Cranberry • Devon • Dowington • Erie • Fairless Hills • Harrisburg • Lancaster • Monroeville • Montgomeryville • Philadelphia • Springfield • Willow Grove • York

Rhode Island
Cranston • Middletown • Smithfield • Warwick

South Carolina
Charleston • Columbia • Rock Hill • Spartanburg • Summerville

Tennessee
Antioch • Brentwood • Chattanooga • Clarksville • Goodletsville • Knoxville • Memphis • Murfreesboro

Texas
Arlington • Austin (2) • Baybrook • Beaumont • Burleson • Cedar Hill • Corpus Christi • Dallas (2) • El Paso • Flower Mound • Fort Worth • Frisco • Grapevine • Houston (7) • Irving • Katy • Keller • Lakeline • Laredo • Lewisville • Lubbock • McAllen • McKinney • Mesquite • Midland • Pearland • Preston Park • Rockwall • Saginaw • San Antonio (3) • Spring • Sugarland • Sunset Valley • Tyler • Waco • Wichita Falls • Woodlands

Utah
Sandy

Vermont
Williston

Virginia
Arlington • DC • Fairfax • Falls Church • Fredericksburg • Glen Allen • Newport News- • Prince William • Richmond • Springfield • Sterling • Vienna • Virginia Beach

Washington
Federal Way • Issaquah • Lynnwood • Olympia • Redmond • Silverdale • Spokane (2) • Tukwila • Union Gap • Woodinville

West Virginia
Barboursville

Wisconsin
Appleton • Brookfield • Eau Claire • Green Bay • Middleton • Milwaukee • Racine

CANADA

Alberta
Calgary (3) • Edmonton (2)

British Columbia
Abbotsford • Coquitland • Langley • Richmond • Vancouver • Victoria

Ontario
Ajax • Burlington • Cambridge • E. Gwillimbury • East York • Etobicoke • Mississauga • North York • Ottawa • Vaughn• Woodbridge

Manitoba
Winnipeg

Saskatchewan
Regina

Corporate Directory

DIRECTORS

Norman Axelrod
Chairman and Chief Executive Officer of Linens 'n Things, Inc.

Philip E. Beekman
President of Owl Hollow Enterprises, Inc., a consulting and investment company

Harold F. Compton
Former President and Chief Executive Officer of CompUSA, Inc., a personal computer and related products and services retailer

Stanley P. Goldstein
Former Chairman of the Board of CVS Corporation, a prescription drugs, health and beauty care retailer

Morton E. Handel
Chairman of the Board of Marvel Enterprises, Inc., an entertainment, publishing and licensing company

Robert Kamerschen
Retired Chairman and Chief Executive Officer of ADVO, Inc., a publicly-traded direct mail microtargeting services company and current private investor and consultant

EXECUTIVES

Norman Axelrod
Chairman and Chief Executive Officer

Jack E. Moore, Jr.
President and Chief Operating Officer

William T. Giles
Executive Vice President, Chief Financial Officer

F. David Coder
Senior Vice President, Store Operations

Anthony B. D'Onofrio
Senior Vice President, Chief Supply Chain Officer

Hugh J. Scullin
Senior Vice President, Real Estate, Store Planning and Construction

Brian D. Silva
Senior Vice President, Human Resources, Administration and Corporate Secretary

Jeffrey L. Steinhorn
Senior Vice President, Chief Information Officer

Tim M. White
Senior Vice President, Marketing

SHAREHOLDER INFORMATION

Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
(973) 778-1300
Web Site: www.lnt.com

Legal Counsel
Pitney Hardin LLP
200 Campus Drive
Florham Park, NJ 07932

Independent Auditors
KPMG LLP
345 Park Avenue
New York, NY 10154

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121-9045
(816) 843-4299
www.equiserve.com

Form 10-K
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to:
Linens 'n Things
Corporate Headquarters
6 Brighton Road
Clifton, NJ 07015
Attention: Investor Relations

Annual Meeting
The Company's Annual Meeting of Shareholders will be held at the Linens 'n Things Corporate Headquarters, 6 Brighton Road, Clifton, New Jersey at 11:00 a.m. on May 5, 2005.

The Company's Chief Executive Officer certification was timely filed with the NYSE as required by NYSE Rule 303A(12). The Company's Chief Executive Officer and Chief Financial Officer have each filed with the Securities and Exchange Commission the required certifications regarding the quality of the Company's public disclosures.

designed by curran & connors, inc. / www.curran-connors.com


LINENS-N-THINGS
6 Brighton Road, Clifton, New Jersey 07015